1-15006

P.E. 4-30-02

02032326

MANUALLY SIGNED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002

PETROCHINA COMPANY LIMITED

16 Andelu, Dongcheng District
Beijing, The People's Republic of China, 100011
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

HKDOCS01/69450.8

PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's Annual Report for the Year Ended December 31, 2001 prepared in accordance with the requirements of The Stock Exchange of Hong Kong Limited.

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

- the plan to fund the Registrant's capital and related investments primarily with the cash generated by operating activities, short-term and long-term debts, and cash and cash equivalents;
- the anticipated capital expenditures and investments;
- the Registrant's intention to adopt certain organizational and management structures and systems for the West-East natural gas pipeline project, including an internationally accepted organizational and management structure and a third party supervising system to manage the quality of construction;
- the overall construction plan of the West-East natural gas pipelines;
- the intended or expected effects or benefits on the Registrant's business and operations as a result of the completion of the West-East natural gas pipeline project, including:
  - important strategic meaning in securing the Registrant's leading position in the PRC natural gas market;
  - turning the Registrant's resource advantages into market advantages; and
  - making the natural gas business a new source of increased profitability of the Registrant;
- the expected potential impact of the West-East natural gas pipeline project on:
  - the economic development of the western regions of China, especially the Xinjiang region;
  - the energy structure in the natural gas consumption regions;
  - the atmospheric environment; and
  - the general living standards; and

- the expected potential significant effect of the construction of the West-East natural gas pipeline project in increasing the corporate value and economic efficiency of the Registrant.

- the Registrant's plan to continue to maintain and develop its core business, uphold its advantageous position in the upstream business, increase the profitability of the downstream business, and enhance the value of the Registrant.

- the Registrant's strategies to strengthen the business and operations of each of its four business segments.

- the Registrant's plan to continue to implement the four-point strategy of accelerating the development of the core businesses, reducing costs, developing new technology and undergoing continuous restructuring.

- the Registrant's plan to develop overseas business.

- the Registrant's plan to maintain a long-term growth profile in oil and natural gas production through stabilizing crude oil production and increasing natural gas production at a fast pace.

- the Registrant's plan to focus on developing its refining operations in the major oil refining bases in Dalian, Lanzhou, and accelerate the expansion of retail operations with the target of expanding retail market share.

- the Registrant's plan to focus on developing selected quality chemical products including ethylene, polyethylene, raw materials for chemical fibres and fertilizers to achieve increased competitiveness of the chemicals and marketing segment.

- the Registrant's plan to insist on contemporary management concepts of optimizing corporate effectiveness, good corporate governance and maximizing shareholder return, targeting to become a top ranking international oil and gas company.

- the Registrant's future prospects.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

- fluctuations in crude oil and natural gas prices;

- failure to achieve continued exploration success;

- failure to complete the negotiation of the framework agreement with the Shell Investment Consortium;

- failure or delay in completing the West-East natural gas pipeline project in whole or in part;
- failure of delay in achieving production from development projects;
- continued availability of capital and financing;
- general economic, market and business conditions;
- changes in PRC policies, laws or regulations; and
- other factors beyond the Registrant's control.

You should not place undue reliance on any of these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited

Dated: April 29, 2002

By: ______________________

Name: Li Huaiqi

Title: Company Secretary

HKDOCS01/69450.5

中国石油

2001
Annual Report

PETROCHINA COMPANY LIMITED



Financial and Business Summary

- Annual output of crude oil: 763.5 million barrels, representing a decrease of 0.25% from 2000
- Annual marketable output of marketable natural gas: 563.5 billion cubic feet, representing an increase of 11.52% from 2000
- Annual total output of oil and gas: 857.4 million barrels of oil equivalent, representing an increase of 0.92% from 2000
- Consolidated turnover for 2001: RMB238,893 million, representing a decrease of 1.28% from 2000
- Consolidated net profit for 2001: RMB46,808 million, representing a decrease of 15.25% from 2000
- Basic and diluted earnings per share for 2001: RMB0.27, representing a decrease of RMB0.05 from 2000
- The Board of Directors recommends a distribution of a final dividend for 2001 of RMB0.050272 per share

Contents 2001 Annual Report

COMPANY PROFILE

PetroChina Company Limited (the "Company") was established as a joint stock company with limited liability under the Company Law of the People's Republic of China (the "PRC") on November 5, 1999 as part of the restructuring of China National Petroleum Corporation ("CNPC"). In the restructuring, CNPC injected into the Company most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas-related activities, including:

- the exploration, development and production and sale of crude oil and natural gas;
- the refining, transportation, storage and marketing of crude oil and petroleum products;
- the production and sale of basic petrochemical products, derivative chemical products, and other chemical products; and
- the transmission of natural gas and crude oil, and the sale of natural gas.

The American Depositary Shares ("ADSs") and H shares of the Company were listed on The New York Stock Exchange and The Stock Exchange of Hong Kong Limited on April 6, 2000 and April 7, 2000, respectively.

Company's Registered Chinese Name:	中國石油天然氣股份有限公司
Company's English Name:	PetroChina Company Limited
Company's Legal Representative:	Ma Fucai
Company Secretary:	Li Huaiqi
Company's Legal Address:	World Tower, 16 Andelu Dongcheng District Beijing The People's Republic of China
Postal Code:	100011
Telephone:	(8610) 8488 6270
Facsimile:	(8610) 8488 6260
Places of Listing :	
H Share: The Stock Exchange of Hong Kong Limited	Code: 857
ADS: The New York Stock Exchange, Inc.	Code: PTR



Ma Fucai
Chairman

CHAIRMAN'S LETTER

Dear Shareholders,

I am pleased to submit to you the annual report of PetroChina Company Limited (the "**Company**") for the year ended December 31, 2001.

Review of Results and Operations

Ranking as one of the "Fortune Global 500" enterprises in the world, the Company is the largest oil and gas producer and seller, taking a leading position in the oil and gas industry in China.

In 2001, profit before taxation of the Company was RMB69,458 million, representing a decrease of 15.35%



compared to the previous year. Net profit was RMB46,808 million, representing a decrease of 15.25% over the previous year. Profit of the Company in 2001 was primarily derived from the sale of crude oil from the exploration and production segment. At a time when the selling prices of crude oil have shown significant decline, the Company has offset some of the effect of the decline in prices by increasing the production and sales volume and by reducing costs.

The basic and diluted earnings per share of the Company is RMB0.27.

The board of directors of the Company recommends a final dividend of RMB0.050272 per share, subject to the approval of the shareholders in the annual general meeting to be held on June 6, 2002.

Exploration and Production

As at December 31, 2001, the Company had estimated proved reserves of approximately 10.96 billion barrels of crude oil and approximately 36.1 trillion cubic feet of natural gas. For the 12 months ended December 31, 2001, the Company's annual total output of oil and gas amounted to 857.4 million barrels, including 763.5 million barrels of crude oil and 563.5 billion cubic feet of marketable natural gas, representing an average production of 2.09 million barrels of crude oil and 1.544 billion cubic feet of natural gas per day. The Company sold 716 million barrels of crude oil and 529.8 billion cubic feet of natural gas. Approximately 75% of the crude oil sold by the Company was purchased by the refineries of the Company. As at the end of 2001, the Company had an accumulated reduction of RMB4.5 billion in lifting costs and achieved 75% of the RMB6 billion cost reduction target set for the period from the listing of the Company to December 31, 2002. The decrease in costs was mainly attributable to the Company's efforts in reducing administrative expenses, improving efficiency of water and gas injection, reinforcing project management, prolonging the free-from-repair period, reducing the low efficiency or non-productive workload and enhancing technological innovations.

Refining and Marketing

In 2001, the Company's refineries processed 567 million barrels of crude oil, or an average of 1.55 million barrels per day. The Company produced approximately 46.54 million tons of gasoline, diesel and kerosene and sold approximately 51.64 million tons of these products. Approximately 95% of the crude oil processed in the Company's refineries was supplied by the exploration and production segment of the Company. The Company is actively expanding its sales and distribution networks, in particular the retail distribution network. As of December 31, 2001, the retail distribution network of the Company included 6,524 service stations owned and operated by the Company, 3,536 service stations wholly-owned by CNPC itself or jointly owned by CNPC with third parties and to which the Company provides supervisory support, and approximately 2,042 franchise service stations owned and operated by third parties with which the Company has long-term gasoline supply agreements. In 2001, 1,841 more service stations were added to the Company. As a result, the Company's retail market share in China increased by 36% in 2001 to 20.6%. As at the end of 2001, the Company achieved 89% of its cost reduction target of RMB1.3 billion set for the period from the listing of the Company to December 31, 2002. As of December 31, 2001, the Company owned and operated a crude oil pipeline network comprising approximately 9,186 kilometres of pipelines with an average daily throughput of approximately 2.14 million barrels of crude oil. As of December 31, 2001, the Company also had a refined product pipeline network consisting of approximately 984 kilometres of pipelines with an average daily throughput of approximately 12,022 tons of refined products.

Chemicals and Marketing

For the 12 months ended December 31, 2001, the Company produced 1.571 million tons of ethylene, 1.827 million tons of synthetic resin, 0.327 million tons of synthetic fibres, 0.239 million tons of synthetic rubber, and 3.068 million tons of urea. In addition, the Company has focused on reducing the production costs of chemical production. In 2001 the Company has already achieved 88% of the RMB1.2 billion cost reduction target set for the period from the listing of the Company to December 31, 2002.

Natural Gas and Pipeline

The natural gas and pipeline segment is the Company's core business segment for development. For the 12 months ended December 31, 2001, the Company produced 563.5 billion cubic feet of marketable natural gas, of which 442.2 billion cubic feet was sold through the Company's natural gas segment. The Company currently owns and operates 12,918 kilometres of regional natural gas pipeline networks, of which 11,826 kilometres are operated by the natural gas and pipeline segment. The Se-Ning-Lan Pipeline was completed and put into operation in September 2001. The preparatory work in relation to the Zhong-Wu Pipeline has been making satisfactory progress, and its feasibility study report has been completed and submitted to the State Development Planning Commission for approval. The construction of the Cang-Zi Pipeline commenced in November 2001, and it was completed and put into operation in March 2002. The construction of the Lan-Cheng-Yu Pipeline has been progressing smoothly and the works for the principal part of the pipeline have been basically completed. In addition, the Company will engage in the construction of West-East Gas





Pipeline from Xinjiang to Shanghai as scheduled and its preparatory work has been advancing satisfactorily. The State Development Planning Commission has given its approval for the project feasibility study report in December 2001. The construction of the entire pipeline is expected to commence in the first half of 2002. With the completion of the Se-Ning-Lan Pipeline, the Zhong-Wu Pipeline, the Cang-Zi Pipeline, the Lan-Cheng-Yu Pipeline and the West-East Gas Pipeline, the natural gas segment will be provided with a solid foundation for future growth.

Standardised Operations and Business Prospects of the Company

The management of the Company has always insisted on realising the contemporary management concept, which focuses on increasing the value of the Company and optimising benefits and maximising value for shareholders. Despite the unfavourable factors such as the decrease in international oil prices and the decline in the domestic market demand for refined products and chemical products, the Company has been able to offset the effect of price decrease partially and achieve satisfactory operating results by such means as increasing the output and sales volume of its products and reducing costs.



To achieve this purpose, we have reinforced our exploration and exploitation work, strengthened the restructuring of the refining and chemicals business, accelerated the development of the natural gas business and vigorously implemented the low cost strategy. By the end of 2001, the Company has already achieved 79% of its cost reduction target set for the period up to 2002. The Company has integrated its management system process. As part of the restructuring process the Company reduced 19,800 employees during the year, achieving an accumulated reduction of 58,200 employees and meeting the target of reducing 50,000 employees three years ahead of schedule.

The Company has reinforced its information management system, actively promoted e-commerce, established a platform for electronic transactions, established an e-commerce management system and network, unified procurement activities and conducted on-line purchases in order to lower the procurement cost and facilitated the reformation of the Company's traditional management process and management method.

In the course of its production and operation, the Company strictly adheres to the principle of "acting in the interest of man and emphasising on precautions" regarding health, safety and environment. The Company plans to continue to set up and perfect the HSE (Health, Safety and Environment) management system, endeavour to increase the efficiency in utilising resources and to reduce the discharge of pollutants at the sources.

Looking foward, the Company plans to continue to maintain and develop its core business, uphold its advantageous position in the upstream business, increase the profitability of the downstream business, and enhance the value of the Company.

For the exploration and production segment, the Company plans to continue to enhance the exploration of oil and gas exploration, increase the amount of good-quality exploitable reserves and realise a positive cycle of resource substitution. The Company intends to restructure its business in the eastern part of China actively and speed up the development of business in the western part. The Company plans to strive to maintain a stable increase in crude oil production and a substantial growth in natural gas production in order to uphold the Company's leading position in the domestic oil and gas industry.

For the refining and marketing segment, the Company plans to focus on adjusting the layout of production and the product mix, improving the quality and grades of oil products and the proportion between diesel and petroleum. It plans to reinforce the technological transformation of the major installations and the construction of the two large oil refining bases in Dalian and Lanzhou, respectively. At the same time, we plan to gradually shut down those refining plants and installations which are of low efficiency and high consumption rate.

For the chemicals and marketing segment, the Company plans to, in the process of adjusting the product mix of its chemicals business, reinforce the technological transformation of the production installations of ethylene and polyolefin and the production of products with high added value. It plans to focus on the development of quality products such as polyethylene, polypropylene, ABS, urea and alkylbenzene.

For the natural gas and pipeline segment, the Company plans to accelerate the construction of the West-East Gas Pipeline project which is the key project in the Company's construction of long-distance transmission pipeline infrastructure facilities. The Company will actively develop the natural gas market so that the natural gas business will become a new source of increased profitability for the Company as soon as possible.

China has already accessed to the WTO. The further opening of the Chinese market to the outside world may enable us to introduce capital, technology and advanced management method into the Company. It may also enable us to accelerate the implementation of the strategy of overseas development, develop international operations, participate in international competition and expand the scope for development. At the same time, we recognise that after China's accession to the WTO, there will be a gradual decrease in the

13

imported tax of oil products and chemical products, and the gradual opening of the retail and wholesale markets for oil products. Market competition will certainly become more fierce. These are all challenges which we have to encounter in the near future.

Facing the new operational environment and challenges, the Company intends to continue in implementing the four-point strategy of accelerating the development of the core businesses, reducing costs, developing new technology and undergoing continuous restructuring.

Besides further reinforcing and expanding our market share in China, we strive to develop international market and overseas business, participate in the international oil and gas market competition, enhance the growth and international competitiveness of the Company and continue to increase the Company's value.

The Board of Directors

The board of directors currently consists of 13 directors, including three independent non-executive directors. There were changes of personnel in the board of directors and in the secretary of the board of directors last year. Mr Jiang Jinchu, director of the Company , resigned on June 8, 2001 for retirement. Mr Jiang was elected as a director at the Company's promoters' meeting on October 28, 1999. Mr Chen Geng has been duly appointed to fill up the director's vacancy with the shareholders' approval at the annual general meeting held on June 8, 2001.

Mr Chen Geng graduated from the Faculty of Labour Economics of Beijing Economic Institute and has over 30 years' experience in China's oil and gas industry. From 1983 to 2001, Mr Chen was deputy director of Changqing Petroleum Exploration Bureau, deputy director of the Labour Department under the Ministry of Petroleum Industry, director of Labour Bureau of CNPC, assistant president of CNPC, vice president of CNPC , and deputy director of the State Petroleum and Chemical Industry Bureau. Mr Chen is currently vice president of the CNPC Group.

Mr Shou Xuancheng resigned on November 26, 2001 as the company secretary. Mr Shou has been appointed for another position within the Company. The Company is very honoured to appoint Mr Li Huaiqi to become the new company secretary effective from November 26, 2001.

Mr Li Huaiqi is a senior economist and has over 30 years' experience in China's oil and gas industry. From 1992 to 1996, Mr Li worked as deputy director of the Foreign Affairs Bureau and Chairman of Foreign Service Company of CNPC, and director of the Foreign Affairs Bureau of CNPC. In 1999 Mr Li was appointed as director of the International Cooperation Department (Foreign Affairs Bureau) of the CNPC Group.

Finally, I would like to show my gratitude to Mr Jiang and Mr Shou for their contribution to the Company, and I would also like to take this opportunity to express my sincere thanks for the support of our shareholders, the valuable contribution of our board of directors and supervisory committee, and the hard work of all our employees.



Ma Fucai
Chairman of the Board
Beijing, the PRC
April 15, 2002

FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	1997 RMB million	1998 RMB million	1999 RMB million	2000 RMB million	2001 RMB million
TURNOVER	157,381	147,287	175,969	241,992	238,893
OPERATING EXPENSES					
Purchases, services and other	(56,980)	(58,190)	(61,470)	(62,598)	(76,859)
Employee compensation costs	(8,826)	(9,752)	(11,064)	(14,430)	(13,992)
Exploration expenses, including exploratory dry holes	(6,830)	(5,990)	(7,344)	(8,680)	(7,344)
Depreciation, depletion and amortisation	(16,450)	(17,803)	(23,533)	(33,760)	(33,367)
Selling, general and administrative expenses	(9,827)	(9,838)	(12,596)	(16,649)	(20,837)
Employee separation costs and shut down of manufacturing assets	-	-	-	(6,579)	(478)
Revaluation loss	-	-	(1,122)	-	-
Impairment loss on assets retained by CNPC	-	(310)	(2,007)	-	-
Taxes other than income taxes	(9,279)	(9,579)	(10,278)	(13,230)	(13,916)
Other income/(expense),net	(557)	(336)	345	(307)	117
TOTAL OPERATING EXPENSES	(108,749)	(111,798)	(129,069)	(156,233)	(166,676)
PROFIT FROM OPERATIONS	48,632	35,489	46,900	85,759	72,217
FINANCE COSTS					
Exchange gain	3,291	44	129	1,406	390
Exchange loss	(165)	(1,916)	(2,362)	(234)	(140)
Interest income	1,048	1,326	632	584	799
Interest expense	(10,928)	(12,276)	(8,896)	(6,048)	(4,149)
TOTAL FINANCE COSTS	(6,754)	(12,822)	(10,497)	(4,292)	(3,100)
SHARE OF PROFIT OF ASSOCIATED COMPANIES	331	88	128	584	341
PROFIT BEFORE TAXATION	42,209	22,755	36,531	82,051	69,458
TAXATION	(12,200)	(7,537)	(9,403)	(26,985)	(23,054)
PROFIT BEFORE MINORITY INTERESTS	30,009	15,218	27,128	55,066	46,404
MINORITY INTERESTS	(161)	57	(127)	165	404
NET PROFIT	29,848	15,275	27,001	55,231	46,808
Basic and diluted earnings per share (in RMB) [1]	0.19	0.10	0.17	0.32	0.27
NON CURRENT ASSETS					
Net assets to be retained by CNPC	7,494	8,478	-	-	-
Property, plant and equipment	212,970	228,710	324,990	341,229	365,063
Long-term investments	3,152	3,579	3,799	4,784	5,436
Intangible and other assets	1,361	1,724	1,888	2,586	3,963
	224,977	242,491	330,677	348,599	374,462

	Year ended December 31,				
	1997 RMB million	1998 RMB million	1999 RMB million	2000 RMB million	2001 RMB million
CURRENT ASSETS					
Inventories	17,924	17,493	17,602	31,514	27,961
Accounts receivable	14,676	19,355	14,883	12,695	7,909
Prepaid expenses and other current assets	22,249	20,582	28,788	11,397	24,667
Short-term investments	16	53	1,487	-	-
Receivables under resale agreement	-	-	-	5,815	11,505
Cash and cash equivalents	16,456	15,109	17,848	18,060	14,370
TOTAL CURRENT ASSETS	71,321	72,592	80,608	79,481	86,412
CURRENT LIABILITIES					
Accounts payable and accrued liabilities	36,906	39,462	45,190	36,802	51,214
Taxes payable	4,325	3,884	4,739	16,570	14,423
Short-term borrowings	55,195	63,474	59,959	39,076	23,111
	96,426	106,820	109,888	92,448	88,748
NET CURRENT LIABILITIES	(25,105)	(34,228)	(29,280)	(12,967)	(2,336)
TOTAL ASSETS LESS CURRENT LIABILITIES	199,872	208,263	301,397	335,632	372,126
FINANCED BY:					
Share capital			160,000	175,824	175,824
Retained earnings			3,326	33,057	40,724
Reserves			47,085	64,076	76,574
Shareholders' equity	72,867	78,133	210,411	272,957	293,122
Minority interests	3,291	3,798	4,200	4,989	5,136
NON CURRENT LIABILITIES					
Payable to CNPC	7,494	8,478	-	-	-
Long-term borrowings	105,522	105,354	84,458	53,341	65,484
Deferred credits and other long-term obligations	929	2,119	1,146	1,176	1,354
Deferred taxation	9,769	10,381	1,182	3,169	7,030
	123,714	126,332	86,786	57,686	73,868
	199,872	208,263	301,397	335,632	372,126
Other Financial Data					
Capital expenditure[(2)]	(53,440)	(43,420)	(42,870)	(56,759)	(51,118)
Net cash provided by operating activities	54,809	37,651	54,053	104,169	84,492
Net cash used for investing activities[(3)]	(52,469)	(38,832)	(40,418)	(60,401)	(61,624)
Net cash provided by (used for) financing activities[(4)]	(2,063)	(166)	(10,896)	(43,556)	(29,811)
Fixed assets, net of accumulated amortisation, depletion and depreciation	212,970	228,710	324,990	341,229	365,063
Total assets	296,298	315,083	411,285	428,080	460,874
Owner's equity	72,867	78,133	210,411	272,957	293,122

Notes:

(1) Basic and diluted earnings per share for the year ended December 31, 1997, 1998 and 1999 have been computed by dividing net profit by the 160 billion State-owned shares issued and outstanding upon the establishment of the Company on November 5, 1999 as if such shares had been outstanding for all the accounting periods. Basic and diluted earnings per share for the year ended December 31, 2000 have been computed by dividing net profit by the weighted average number of 171.63 billion shares issued and outstanding for the year. Basic and diluted earnings per share for the year ended December 31, 2001 have been computed by dividing net profit by the number of 175.82 billion shares issued and outstanding for the year.

(2) Excludes capital expenditures for assets to be retained by CNPC of RMB1,692 million, RMB1,687 million, RMB111 million, nil and nil in each year and period presented, respectively.

(3) Includes capital expenditures for assets to be retained by CNPC of RMB1,692 million, RMB1,687 million, RMB111 million, nil and nil in each year and period presented, respectively.

(4) Includes contributions from CNPC for assets to be retained by CNPC of RMB1,692 million, RMB1,687 million, RMB111 million, nil and nil in each year and period presented, respectively.

17



Huang Yan
President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In reviewing the following discussion, please also refer to the Company's consolidated financial statements and their notes contained in this annual report.

Overview

For the twelve months ended December 31, 2001, profit before taxation of the Group was RMB69,458 million, representing a decrease of 15.35% compared with the corresponding period in the previous year. Net profit was RMB46,808 million, representing a decrease of 15.25% compared with the corresponding period in the previous year. The decrease in the Group's profitability is primarily attributed to the general decline in the prices of crude oil, refined products and chemical products as well as the decrease in the sales volume of crude oil. Profits were primarily derived from the sale of crude oil from the Group's exploration and production segment.

Basic and diluted earnings per share of the Company for the twelve months ended December 31, 2001 were RMB0.27.

Twelve Months Ended December 31, 2001 Compared With Twelve Months Ended December 31, 2000

Consolidated Operating Results

Turnover Turnover decreased 1.28% from RMB241,992 million for the twelve months ended December 31, 2000 to RMB238,893 million for the twelve months ended December 31, 2001. This reflects the decrease in revenue of the exploration and production segment and the chemicals and marketing segment of the Group as a result of a decrease in the sales volume and decline in the average realised selling price of crude oil, and the decrease in the selling prices of petrochemical products.

Operating Expenses Operating expenses increased 6.68% from RMB156,233 million for the twelve months ended December 31, 2000 to RMB166,676 million for the twelve months ended December 31, 2001. This increase was due primarily to the increases in purchases, services and other expenses, selling, general and administrative expenses as well as taxes other than income taxes.

Purchases Services and Other Expenses Purchases, services and other expenses increased 22.78% from RMB62,598 million for the twelve months ended December 31, 2000 to RMB76,859 million for the twelve months ended December 31, 2001. This increase was due primarily to an increase in purchase of direct materials as a consequence of an increase in the sales volume of refined products.

Employee Separation Costs and Shut Down of Manufacturing Assets Employee separation costs and shut down of manufacturing assets decreased 92.73%. For the twelve months ended December 31, 2000, employee separation costs and shut down of manufacturing assets amounted to RMB6,579 million. The Company did not incur any

19



costs for the shut down of manufacturing assets in the twelve months ended December 31, 2001, with the costs for this period comprising only employee separation costs of RMB478 million.

Employee Compensation Costs Employee compensation costs decreased 3.04% from RMB14,430 million for the twelve months ended December 31, 2000 to RMB13,992 million for the twelve months ended December 31, 2001. The decrease was due to the reduction in the number of employees which lowered the employee compensation costs.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation decreased 1.16% from RMB33,760 million for the twelve months ended December 31, 2000 to RMB33,367 million for the twelve months ended December 31, 2001. The decrease was due primarily to the fact that oil-refining enterprises have disposed of a number of installations in 2000 resulting in a decrease in the base value of the provision for depreciation in 2001.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased 25.15% from RMB16,649 million for the twelve months ended December 31, 2000 to RMB20,837 million for the twelve months ended December 31, 2001. The increase was due primarily to the higher transportation costs resulting from an increased sales volume in the refining and marketing segment, the expansion and extension of the sales and distribution network, and the expansion of external markets and changes in the marketing modes of the chemicals and marketing segment.

Taxes Other than Income Taxes Taxes other than income taxes increased 5.19% from RMB13,230 million for the twelve months ended December 31, 2000 to RMB13,916 million for the twelve months ended December 31, 2001. This increase was due primarily to an increase in consumption tax and other relevant taxes resulting from an increased sales volume in the refining and marketing segment.

Profit From Operations Profit from operations decreased 15.79% from RMB85,759 million for the twelve months ended December 31, 2000 to RMB72,217 million for the twelve months ended December 31, 2001.

Net Exchange Gain Net exchange gain decreased 78.67% from RMB1,172 million for the twelve months ended December 31, 2000 to RMB250 million for the twelve months ended December 31, 2001. This decrease was due primarily to a substantial decrease in the balance of loans denominated in currencies which had been affected to a greater extent by fluctuations in exchange rates, such as the Japanese yen and Euro.

Net Interest Expense Net interest expense decreased 38.69% from RMB5,464 million for the twelve months ended December 31, 2000 to RMB3,350 million for the twelve months ended December 31, 2001. This decrease was due primarily to the Company's reinforcement of the centralisation of capital management and a decrease in the average balance of debts as well as a decrease in the average interest rate.

21





Profit Before Taxation Profit before taxation decreased 15.35% from RMB82,051 million for the twelve months ended December 31, 2000 to RMB69,458 million for the twelve months ended December 31, 2001.

Taxation Taxation decreased 14.57% from RMB26,985 million for the twelve months ended December 31, 2000 to RMB23,054 million for the twelve months ended December 31, 2001. This decrease was due primarily to a decrease in profit before taxation.

Net Profit Net profit decreased 15.25% from RMB55,231 million for the twelve months ended December 31, 2000 to RMB46,808 million for the twelve months ended December 31, 2001.

Segment Information

The Group is engaged in a broad range of petroleum and related activities through its four major business segments: the exploration and production segment, the refining and marketing segment, the chemicals and marketing segment, and the natural gas and pipeline segment.

Exploration and Production

The exploration and production segment is engaged in the exploration, development, production and sale of crude oil and natural gas.

Sales and other operating revenue Sales and other operating revenue decreased 13.25% from RMB170,928 million for the twelve months ended December 31, 2000 to RMB148,277 million for the twelve months ended December 31, 2001. This decrease was due primarily to a decrease in our sales of crude oil (not including condensate) and a decline in its average realised selling price. As the Company's oil prices are directly linked to the international oil prices, the decline in the international oil prices has resulted in a decrease of 13.23% in the average realised selling price of the Company's crude oil from US$27.21 per barrel as at December 31, 2000 to US$23.61 per barrel as at December 31, 2001.



Intersegment sales decreased 8.68% from RMB121,265 million for the twelve months ended December 31, 2000 to RMB110,738 million for the twelve months ended December 31, 2001. This decrease was due primarily to a decline in the price at which crude oil was sold to other business segments in 2001 as compared with 2000.

Operating Expenses Operating expenses decreased 5.86% from RMB75,785 million for the twelve months ended December 31, 2000 to RMB71,345 million for the twelve months ended December 31, 2001. This decrease was due primarily to the Company's persistent implementation of cost reduction measures resulting in decreases in purchases, services and other expenses and decreases in employee separation costs and exploration expenses.

Profit From Operations Profit from operations decreased 19.14% from RMB95,143 million for the twelve months ended December 31, 2000 to RMB76,932 million for the twelve months ended December 31, 2001.

Refining and Marketing

The refining and marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

Sales and other operating revenue Sales and other operating revenue increased 5.20% from RMB161,148 million for the twelve months ended December 31, 2000 to RMB169,534 million for the twelve months ended December 31, 2001. This increase was due primarily to an increase in the sales volume of principal products such as gasoline and diesel.

Sales revenue from gasoline increased 9.33% from RMB42,211 million for the twelve months ended December 31, 2000 to RMB46,151 million for the twelve months ended December 31, 2001. This increase was due primarily to an increase in the sales volume of gasoline. The average realised selling price of gasoline decreased 5.75%, from RMB2,697 per ton for the twelve months ended December 31, 2000 to RMB2,542 per ton for the twelve months ended December 31, 2001.

Sales revenue from diesel increased 13.89% from RMB66,029 million for the twelve months ended December 31, 2000 to RMB75,202 million for the twelve months ended December 31, 2001. This increase was due primarily to an increase in the sales volume. The average realised selling price of diesel decreased 3.75%, from RMB2,477 per ton in the twelve months ended December 31, 2000 to RMB2,384 per ton for the twelve months ended December 31, 2001.

Sales revenue from kerosene decreased 18.64% from RMB5,425 million for the twelve months ended December 31, 2000 to RMB4,414 million for the twelve months ended December 31, 2001. This decrease was due primarily to a decrease in the price and sales volume of kerosene.

Intersegment sales revenue increased 3.18% from RMB8,176 million for the twelve months ended December 31, 2000 to RMB8,436 million for the twelve months ended December 31, 2001. This increase was due primarily to an increase in the sales volume to other segments.

Operating Expenses Operating expenses increased 1.11% from RMB169,890 million for the twelve months ended December 31, 2000 to RMB171,780 million for the twelve

23



months ended December 31, 2001. This increase was due primarily to an increase in the output and sales volume of refined products.

Profit From Operations Profit from operations decreased from a loss of RMB8,742 million for the twelve months ended December 31, 2000 to a loss of RMB2,246 million for the twelve months ended December 31, 2001.

Chemicals and Marketing

The chemicals and marketing segment is engaged in the production and sale of basic petrochemical products, derivative chemical products and other chemical products.

Sales and other operating revenue Sales and other operating revenue decreased 4.76% from RMB33,364 million for the twelve months ended December 31, 2000 to RMB31,776 million for the twelve months ended December 31, 2001. This decrease was due primarily to a decrease in the prices of principal chemical products as a result of the downturn in the market of chemical products, despite an increase in the sales volume of chemical products.

Operating Expenses Operating expenses increased 2.57% from RMB33,294 million for the twelve months ended December 31, 2000 to RMB34,150 million for the twelve months ended December 31, 2001. This increase resulted primarily from the increase in purchases, services and other expenses due to an increase in the sales volume and inventory-related changes. Operating expenses also increased due to higher sales and administrative expenses as a result of increased losses related to bad debts.

Profit From Operations Profit from operations decreased from a gain of RMB70 million for the twelve months ended December 31, 2000 to a loss of RMB2,374 million for the twelve months ended December 31, 2001.

Natural Gas and Pipeline

The natural gas and pipeline segment is engaged in the transmission of crude oil and natural gas, and the sale of natural gas.

Sales and other operating revenue Sales and other operating revenue increased 58.05% from RMB7,163 million for the twelve months ended December 31, 2000 to RMB11,321 million for the twelve months ended December 31, 2001. This increase was due primarily to an increase in the selling price and sales volume of natural gas and the transfer of pipeline transmission business from the refining and marketing segment to the natural gas and pipeline segment. The sales volume of natural gas increased 13.09% from 391.0 billion cubic feet in the twelve months ended December 31, 2000 to 442.2 billion cubic feet in the twelve months ended December 31, 2001.

Operating Expenses Operating expenses increased 48.26% from RMB7,149 million for the twelve months ended December 31, 2000 to RMB10,599 million for the twelve months ended December 31, 2001. This increase was due primarily to an increase in the sales volume of natural gas resulting in an increase in natural gas purchased and an increase in the transmission costs for crude oil caused by the transfer of the pipeline transmission business from the refining and marketing segment.

Profit From Operations Profit from operations increased 5,057.14% from RMB14 million for the twelve months ended December 31, 2000 to RMB722 million for the twelve months ended December 31, 2001.

Liquidity and Capital Resources

For the twelve months ended December 31, 2001, the Group's primary sources of funding were cash provided by operating activities, short-term and long-term borrowings, and cash and cash equivalents. The Group's funds were primarily used for capital expenditures, repayment of short-term and long-term borrowings, and distributions of dividends to shareholders.

For the twelve months ended December 31, 2001, short-term debt comprised approximately 6% of our available capital employed as compared with approximately 12% for the twelve months ended December 31, 2000. Our ability to obtain adequate financing to satisfy our capital expenditures and debt servicing requirements may be limited by our financial condition and the results of operations, and by the liquidity of international and domestic capital markets. In addition, prior to accessing international capital markets, we must obtain approvals from various PRC government authorities. In general, we must obtain PRC government approvals for any project involving significant capital investment for our refining and marketing, chemicals and marketing, and natural gas and pipeline segments.

We plan to fund the capital and related investments primarily with the cash generated by operating activities, short-term and long-term debts, and cash and cash equivalents. Net cash generated by operating activities for the twelve months ended December 31, 2001 was RMB84,492 million. For the twelve months ended December 31, 2001, we had cash and cash equivalents of RMB11,117 million. Cash and cash equivalents were primarily denominated in Renminbi (Renminbi accounting for approximately 98.81% and United States Dollar accounting for approximately 1.19%).

In the opinion of the management, our working capital is sufficient for meeting the present requirements for our investments and operations.

The table below sets forth our cash flows for each of the twelve months ended December 31, 2000 and 2001 and our cash equivalents at the end of each period.

	As at December 31,	
	2001	2000
	RMB million	RMB million
Net cash from operating activities	84,492	104,169
Net cash used for investing activities	(61,624)	(60,401)
Net cash used for financing activities	(29,811)	(43,556)
Cash and cash equivalents at the end of year	11,117	18,060

Cash Generated by Operating Activities

Our net cash generated by our operating activities decreased from RMB104,169 million for the twelve months ended December 31, 2000 to RMB84,492 million for the twelve months ended December 31, 2001. This decrease was due primarily to the decline in sales resulting from the decrease in the price of crude oil, refined products and petrochemical products, and to the increase in income tax payments made during the year. However, as we have continued to adopt the centralised management of debts and capital, we have achieved continuous decrease in interest payment and hence a reduction in cash outflow.

For the twelve months ended December 31, 2000, we had a working capital deficit of RMB12,967 million. For the twelve months ended December 31, 2001, we had a working capital deficit of RMB2,336 million. This deficit was due primarily to our ability or strategy to finance long-term projects with short-term loans at lower interest rates. We repaid a portion of our short-term liabilities with internally generated net cash flow in 2001, thereby reducing our working capital deficit.

Cash Provided by (or Used for) Financing Activities

Our net borrowings for the twelve months ended December 31, 2000 and for the twelve months ended December 31, 2001 were as follows:

	December 31, 2001 RMB million	December 31, 2000 RMB million
Short-term borrowings (including current portion of long-term borrowings)	23,111	39,076
Long-term borrowings	65,484	53,341
Total borrowings	88,595	92,417
Less:		
Cash and cash equivalents	11,117	18,060
Time deposits with term exceeding three months	3,253	-
Receivables under resale agreements	11,505	5,815
Net debt	62,720	68,542

The maturity profile of long-term borrowings of the Group is as follows:

	Principal as at December 31, 2001 RMB million
To be repaid within one year	5,159
To be repaid within one to two years	6,197
To be repaid within two to five years	43,910
To be repaid after five years	15,377
	70,643

Of the total debts of the Group as at December 31, 2001, approximately 39.56% were fixed-rate loans and 60.44% were floating-rate loans. Of the total debts as at December 31, 2001, approximately 79.50% were denominated in Renminbi, approximately 17.00% were denominated in United States dollar, approximately 1.57% were denominated in British sterling, approximately 1.03% were denominated in Japanese yen and approximately 0.90% were denominated in Euro.

As at December 31, 2000 and December 31, 2001, the amount of short-term borrowings owed to related parties was RMB14,269 million and RMB1,268 million, respectively. As at December 31, 2000 and December 31, 2001, the amount of long-term borrowings owed to related parties were RMB9,652 million and RMB20,753 million, respectively.

As at December 31, 2001, our debts included short-term and long-term borrowings owed to China Petroleum Finance Company Limited of RMB1,268 million and RMB20,753 million, respectively.

Our net cash used for financing activities for the twelve months ended December 31, 2001 showed a decrease of 31.56% compared with the twelve months ended December 31, 2000. This decrease primarily resulted from the following:

- a decrease in the repayment of short-term loans leading to a decrease of RMB2,597 million in cash outflow;
- a decrease in the repayment of long-term loans leading to a decrease of RMB71,773 million in cash outflow;
- a distribution of RMB2,640 million was made to CNPC in 2000 whereas no such expenditure was incurred in 2001, leading to a decrease in cash outflow in the twelve months ended December 31, 2001.

Such increases were offset by the following:

- a decrease in new short-term loans leading to a decrease of RMB2,223 million in cash inflow;
- a decrease in new long-term loans leading to a decrease of RMB23,943 million in cash inflow;
- an increase in the payment of dividends leading to an increase of RMB16,318 million in cash outflow;
- new shares were issued in 2000 whereas no new shares were issued in 2001, leading to a decrease of RMB20,336 million in cash inflow in the twelve months ended December 31, 2001.



As at December 31, 2001, RMB284 million worth of loans made to the Group (RMB474 million in 2000) were secured loans (financing lease and bank loans). RMB58 million worth of the banks loans (RMB81 million in 2000) were secured by plant and equipment of the Group in the amount of RMB111 million (RMB179 million in 2000). Given that title to the leased property will be transferred to the lessor in the event of default, debts incurred by way of financing lease are in fact secured debts. As at December 31, 2001, the debts incurred by the Group by way of financing lease amounted to RMB226 million (RMB393 million in 2000). The net book value of the properties, plant and equipment under financing lease was RMB428 million (RMB607 million in 2000).

The debt to equity ratio (debt to equity ratio = interest-bearing debts/(interest-bearing debts + shareholder's equity)) as at December 31, 2001 was 23.21% (25.29% as at December 31, 2000).

Capital Expenditures

The table below sets forth our capital expenditures by business segment for each of the twelve months ended December 31, 2000 and December 31, 2001. Capital expenditures increased 2.37% from RMB59,762 million for the twelve months ended December 31, 2000 to RMB61,181 million for the twelve months ended December 31, 2001. The increase was due primarily to an increase in expenses in the first stage exploration for natural gas developments, increased efforts in ensuring safety, environmental protection and upgrading of existing oilfields, and increases in capital expenditures resulting from the commencement of the experimental phase of the West-East Gas Pipeline project and of the relevant controlling works.

	As at December 31,					
	2000		2001		2002 (estimated value)	
	RMB million	%	RMB million	%	RMB million	%
Exploration and production*	38,654	64.7	41,193	67.4	38,637	62.5
Refining and marketing	13,227	22.1	11,048	18.1	11,251	18.2
Chemicals and marketing	4,104	6.9	4,062	6.6	4,090	6.6
Natural gas and pipeline	3,214	5.4	4,557	7.4	7,392	11.9
Others	563	0.9	321	0.5	513	0.8
Total	59,762	100	61,181	100	61,883	100

*Note: If the investments relating to geological and geophysical exploration costs were included, the capital expenditures for the exploration and production segment for the years 2000 and 2001 and the estimated capital expenditures for 2002 would be RMB42,968 million, RMB45,115 million and RMB42,654 million, respectively.


PetroChina
中国石油
PetroChina

Exploration and Production

The majority of our capital expenditures and investments relate to the exploration and production segment. Capital expenditures for exploration and production activities for the twelve months ended December 31, 2001 totalled RMB41,193 million, including RMB6,239 million for exploration activities and RMB29,444 million for development activities. Capital expenditures for the twelve months ended December 31, 2000 totalled RMB38,654 million, including RMB6,542 million for exploration activities and RMB27,765 million for development activities. The increase in our capital expenditures from the twelve months ended December 31, 2000 to the twelve months ended December 31, 2001 was due primarily to increases in expenses in the first stage exploration for natural gas developments, increased efforts in ensuring safety, environmental protection and upgrading of existing oilfields, and increases in reserves and output.

We anticipate that for the year ending December 31, 2002 capital expenditures for our exploration and production segment will amount to RMB38,637 million and capital expenditures and investments will amount to RMB42,654 million. Approximately RMB6,337 million is expected to be used for exploration activities and approximately RMB32,300 million for development activities. We plan to focus our natural gas exploration in Tarim Basin and our oil exploration in Ordos Basin, Junggar Basin and Songliao Basin.

Refining and Marketing

Capital expenditures for our refining and marketing segment for the twelve months ended December 31, 2001 totalled RMB11,048 million, of which RMB6,172 million was spent on the expansion of our refined product retail marketing network and storage infrastructure facilities, and RMB4,808 million was spent on the renovation of our refining facilities. Total capital expenditures for the twelve months ended December 31, 2000 were RMB13,227 million. The decrease in capital expenditures from the twelve months ended December 31, 2000 to the twelve months ended December 31, 2001 was due primarily to the relative decrease of capital expenditures by the Company in expanding the retail network of refined products in 2001.

We anticipate that capital expenditures and investments for our refining and marketing segment for the year ending December 31, 2002 will amount to RMB11,251 million, which include:

- approximately RMB6,300 million for the construction and expansion of refining facilities; and
- approximately RMB4,951 million for investments in our refined product sales network in order to add more service stations and storage facilities.

Chemicals and Marketing

Capital expenditures for our chemicals and marketing segment (excluding capital expenditures for assets retained by CNPC) for the twelve months ended December 31, 2001 decreased 1.02% from RMB4,104 million for the twelve months ended December 31, 2000 to RMB4,062 million for the twelve months ended December 31, 2001. The decrease in capital expenditures was due primarily to our adoption of a more rigorous return-based evaluation system, leading to a stricter control over and a decrease in capital expenditures for the chemicals segment.

We anticipate that capital expenditures and investments for our chemicals and marketing segment for the year ending December 31, 2002 will amount to RMB4,090 million, which include the expenditures for expanding the capacity and transforming the Daqing petrochemical ethylene installations.

Natural Gas and Pipeline

Capital expenditures for our natural gas and pipeline segment for the twelve months ended December 31, 2001 totalled RMB4,557 million, of which RMB4,415 million was spent on the construction of long distance pipeline and RMB1,254 million was spent on the West-East Gas Pipeline project. Capital expenditures for the twelve months ended December 31, 2000 totalled RMB3,214 million. The increase in our capital expenditures from the twelve months ended December 31, 2000 to the twelve months ended December 31, 2001 was due primarily to the substantial progress made in the initial preparation phase for the West-East Gas Pipeline project, and an increase in capital expenditures resulting from the commencement of the experimental phase of the West-East Gas Pipeline project and of the relevant controlling works.

We anticipate that capital expenditures and investments for our natural gas and pipeline segment for the year ending December 31, 2002 will amount to RMB7,392 million. Approximately RMB6,051 million is expected to be invested in the West-East Gas Pipeline project and the Zhong-Wu and Lan-Cheng-Yu natural gas pipeline. We currently expect that approximately RMB508 million will be invested in the natural gas storage infrastructure projects and other natural gas pipeline, and approximately RMB833 million will be invested in the pipeline for the transmission of crude oil and refined product.

Others

Our non-segment-specific capital expenditures for the twelve months ended December 31, 2000 and December 31, 2001 were RMB563 million and RMB321 million, respectively. Our non-segment-specific capital expenditures related primarily to non-segment-specific equipment purchases and research and development activities.

We anticipate that the Group's non-segment-specific capital expenditures and investments for the year ending December 31, 2002 will amount to RMB513 million, which will be used primarily for the construction of water and electricity supply systems, and roads and telecommunications systems to be used by various segments.

Material Investment

The West-East Gas Pipeline project is the largest project undertaken by the Company since the Company's listing. The commencement of the construction of the West-East Gas Pipeline has important strategic meaning in the context of securing the Company's leading position in the domestic natural gas market, turning the Company's advantage in resources into benefits, and making the natural gas business a new source of increased profitability for the Company. At the same time, the project will benefit the progress of economic development of the western regions of the PRC, in particular the Xinjiang region, improve the energy structure in the natural gas consumption regions, improve the atmospheric environment, and improve the general living standards.

The West-East Gas Pipeline project has achieved a progressive step in the process of selecting international participants. Among the short-listed group of international investment consortia, the Company chose to firstly engage in negotiations with the Shell Investment Consortium. After repeated negotiations, the Company and the Shell Investment Consortium, comprising Shell International Gas Limited, OAO Gazprom, OAO Stroytransgaz and Hong Kong China Gas Company Limited, reached consensus on the principles for the project

As at December 31, 2001, RMB284 million worth of loans made to the Group (RMB474 million in 2000) were secured loans (financing lease and bank loans). RMB58 million worth of the banks loans (RMB81 million in 2000) were secured by plant and equipment of the Group in the amount of RMB111 million (RMB179 million in 2000). Given that title to the leased property will be transferred to the lessor in the event of default, debts incurred by way of financing lease are in fact secured debts. As at December 31, 2001, the debts incurred by the Group by way of financing lease amounted to RMB226 million (RMB393 million in 2000). The net book value of the properties, plant and equipment under financing lease was RMB428 million (RMB607 million in 2000).

The debt to equity ratio (debt to equity ratio = interest-bearing debts/(interest-bearing debts + shareholder's equity)) as at December 31, 2001 was 23.21% (25.29% as at December 31, 2000).

Capital Expenditures

The table below sets forth our capital expenditures by business segment for each of the twelve months ended December 31, 2000 and December 31, 2001. Capital expenditures increased 2.37% from RMB59,762 million for the twelve months ended December 31, 2000 to RMB61,181 million for the twelve months ended December 31, 2001. The increase was due primarily to an increase in expenses in the first stage exploration for natural gas developments, increased efforts in ensuring safety, environmental protection and upgrading of existing oilfields, and increases in capital expenditures resulting from the commencement of the experimental phase of the West-East Gas Pipeline project and of the relevant controlling works.

	As at December 31,					
	2000		2001		2002 (estimated value)	
	RMB million	%	RMB million	%	RMB million	%
Exploration and production*	38,654	64.7	41,193	67.4	38,637	62.5
Refining and marketing	13,227	22.1	11,048	18.1	11,251	18.2
Chemicals and marketing	4,104	6.9	4,062	6.6	4,090	6.6
Natural gas and pipeline	3,214	5.4	4,557	7.4	7,392	11.9
Others	563	0.9	321	0.5	513	0.8
Total	59,762	100	61,181	100	61,883	100

*Note: If the investments relating to geological and geophysical exploration costs were included, the capital expenditures for the exploration and production segment for the years 2000 and 2001 and the estimated capital expenditures for 2002 would be RMB42,968 million, RMB45,115 million and RMB42,654 million, respectively.

significantly from current or historical exchange rates. The fluctuations in Renminbi exchange rates will affect our ability to perform our foreign exchange denominated obligations. Such fluctuations will also affect our ability to pay dividends in Hong Kong Dollars or to pay dividends in respect of American depositary receipts in United States Dollars. We believe that the Company is or will be able to obtain sufficient foreign exchange for the performance of such obligations. We do not hedge against currency risks through the use of financial contracts or other agreements.

Employees

Number of Employees

As at December 31, 2000 and December 31, 2001, we had 441,612 and 422,554 employees, respectively. The table below sets forth the number of our employees by business segment as at December 31, 2001:

	Number of Employees	% of total
Exploration and production	230,637	54.58
Refining and marketing	112,938	26.73
Chemicals and marketing	66,264	15.68
Natural gas and pipeline	10,309	2.44
Others*	2,406	0.57
Total	422,554	100

* Note: Including research and development, planning and headquarters management

Remuneration

The total remuneration payable by the Company for the twelve months ended December 31, 2001 was RMB9,244 million, being the total monthly salaries of our employees during the period. Compensation of our employees is determined according to industry practice and the actual conditions of the Company, and based on the principles of attracting and retaining the best people and motivating all staff for the realisation of the best results.

Our senior management remuneration system links senior management members' financial interests (including those of our executive directors and our supervisors) with the Company's operating results and the market performance of our shares. Our senior management members have entered into performance contracts with us. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of our senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 60% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

	Basic salary (%)	Stock appreciation rights(%)	Performance bonus(%)
Chairman	30	70	0
President	25	60	15
Vice President	25	60	15
Department General Manager	25	50	25

Details of the directors' and supervisors' emoluments for the twelve months ended December 31, 2000 and the twelve months ended December 31, 2001 are as follows:

	Twelve months ended December 31,	
	2001	2000
	RMB thousand	RMB thousand
Fee for directors and supervisors	170	140
Salaries, allowances and other benefits	1,104	972
Contribution to retirement benefit scheme	23	27
	1,297	1,139

The emoluments of the directors and supervisors fall within the following bands:

	Twelve months ended December 31,	
	2001	2000
	Number of persons	Numberof persons
Nil — RMB1,000,000	12	12





Employee Separation Plan

For the twelve months ended December 31, 2001, 19,800 employees were dismissed with compensation by the Company. The actual expenditure for such reduction amounted to RMB1,513 million. Of these employees, 13,900 employees were dismissed under the employee separation plan for 2000, and the expense for such plan in the amount of RMB1,035 million was provided for in 2000.

Share Option Scheme

The Company has granted share options to members of the senior management. Upon exercise of these share options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the price of the H shares listed on the HKSE.

Training Programmes

The Company has established a new training mechanism which provides market-oriented and efficiency-focused personnel training. The mechanism of market competition has been introduced to our training work by gradually shifting from exclusive in-house training provided by the enterprise itself to market and society-oriented training, in order to make full use of domestic and foreign training resources, reduce training costs, improve training quality and maximise the benefits of training. On February 10, 2001, it was announced at the training programme co-ordination meeting of the Company that from 2001 onwards, training programmes would gradually be arranged through open tender. The Company issued the "Provisional Measures of PetroChina Company Limited for the Administration of Tender Invitation and Bidding for Training Programmes" on April 12, 2001, which expressly stipulates the principles and procedures to be adopted by the Company in its invitations for tenders and bids for training programmes. The Company held a training programme tender invitation and bidding conference on April 18, 2001, at which tenders were invited and bids were made on a trial basis for the first lot of



seven training programmes in accordance with the principles of "openness, equality, competition and merit". According to preliminary estimation, costs will be reduced by approximately 30%. There have been marked improvements in the design of the training programmes, qualifications of trainers and other areas.

Contingent Liabilities

Information on the Group's contingent liabilities as of December 31, 2001 are as follows:

Bank and other guarantees

As at December 31, 2001, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

Environmental liabilities

CNPC and the Group have operated in China for many years and certain environmental problems have developed. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot be estimated at present, and could be material. Under the existing legislation, however, the management believes that there are no probable environmental liabilities, except those amounts which have already been reflected in the financial statements, that will have a materially adverse effect on the financial position of the Group.

Legal contingencies

The Group is the named defendant in certain insignificant lawsuits as well as the named party in certain other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any resulting liabilities will not have a materially adverse effect on the financial position of the Group.

Leasing of roads, land and buildings

According to the Restructuring Agreement entered into between the Company and CNPC, CNPC has undertaken to the Company the following: CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year of August, September and October 1999 when the relevant entitlement certificates were issued; CNPC will complete, within one year of November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

As at December 31, 2001, CNPC has obtained formal land use right certificates for 12,417 of the 28,649 parcels of land aforesaid and some of the building ownership certificates, but has not yet completed the procedures required for the requisition of the collectively-owned land on which the service stations are located. The Directors of the Company believe that the use of and the conduct of relevant activities at the parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed, and that these will not have a materially adverse effect on the results of operations or the financial position of the Group.

Group insurance

Except for limited insurance coverage for vehicles and certain assets with significant operating risks, the Group does not carry any other commercial insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the potential liability of under-insurance cannot be reasonably estimated at present, the Group's management believes it may have a material impact on the operating results or financial position of the Group.

Cost reduction measures

The Company anticipates that the cost reduction target which was set during the initial public offering will be achieved in 2002. In addition to employee separation plan and shut down of certain manufacturing assets, the Company is currently evaluating options to further streamline production facilities and implement other cost reduction measures within the next several years to further improve the competitiveness and operating efficiency of the Company. The management of the Company has not yet approved all significant actions to be taken to achieve these measures. The management does not believe the plan will have any material adverse impact on the Group's financial position, however, certain cost reduction measures could have materially adverse effect on the Group's current profit and loss.

REPORT OF DIRECTORS

The board of directors (the "**Board**") of PetroChina Company Limited (the "**Company**") is pleased to present its report together with the audited financial statements of the Company and its subsidiaries (collectively, the "**Group**") for the year ended December 31, 2001.

Group Activities

The Group is engaged in a broad range of petroleum-related activities, including:

- the exploration, development and production and sale of crude oil and natural gas;
- the refining, transportation, storage and marketing of crude oil and petroleum products;
- the production and sale of basic petrochemical products, derivative chemical products, and other chemical products; and
- the transmission of natural gas and crude oil, and the sale of natural gas.

All assets and operations of the Group are located in the People's Republic of China (the "**PRC**").

The operating segment information for these areas is set out in note 36 to the financial statements prepared in accordance with International Accounting Standards ("**IAS**").

The principal subsidiaries in which the Company had interests and which significantly affected the results or assets of the Group are set out in note 16 to the financial statements prepared in accordance with IAS.

New Share Issue and Share Capital Structure

The Company issued 15,824,176,200 H shares (including H shares underlying American Depositary Shares ("**ADSs**")) in April 2000. At the same time, China National Petroleum Corporation offered 1,758,241,800 shares of the shares held by it in the Company to the public. After the issue and offer, 17,582,418,000 shares in the Company are held by the public, representing 10% of the total share capital of the Company immediately after the issue. The net proceeds from the share issue amounting to RMB20,337 million were intended to fund the Company's capital expenditures and investments, provide additional funds for general corporate purposes, and to repay short-term borrowings from third party financial institutions. The Company's ADSs and H shares were listed on The New York Stock Exchange ("**NYSE**") and The Stock Exchange of Hong Kong Limited ("**HKSE**") on April 6, 2000 and April 7, 2000 respectively.

The share capital of the Company in issue as fully paid or credited as fully paid as at December 31, 2001 was 175,824,176,000 shares, with a par value of RMB1.00 each. As at December 31, 2001, the share capital structure of the Company was as follows:

Shares	Number of shares as at December 31,2001	Percentage of the total number of shares in issue as at December 31,2001(%)
State-owned shares	158,241,758,000	90
Foreign invested shares (H shares and ADSs)	17,582,418,000	10
Total	175,824,176,000	100

Repurchase, Sale or Redemption of Securities

Neither the Company nor any of its subsidiaries has sold any other types of securities of the Company, nor has it repurchased or redeemed any of the securities of the Company during the twelve months ended December 31, 2001.

Dividends

The Board proposes to pay a final dividend of RMB0.050272 per share from the balance of 45% of the net profits for the twelve months ended December 31, 2001, less the interim dividend for 2001 paid on October 8, 2001. The proposed final dividend is subject to shareholders' approval at the annual general meeting to be held on June 6, 2002. The final dividend of RMB0.050272 per share (applicable tax inclusive) shall be paid to shareholders whose names appear on the register of members of the Company at the close of business on June 5, 2002. The register of members will be closed from May 7, 2002 to June 6, 2002 inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfer documents must be lodged, together with the relevant share certificates, at the Hong Kong Registrars Limited no later than 4:00 p.m. on May 6, 2002.

According to Article 149 of the articles of association of the Company, dividends payable to the Company's shareholders shall be declared in RMB. Dividends payable to holders of State-owned shares shall be paid in RMB while dividends payable to holders of H shares shall be paid in Hong Kong dollars. The exchange rate of Hong Kong Dollars shall be based on the average of the closing exchange rates for RMB to Hong Kong Dollars, as announced by the People's Bank of China for the week prior to the announcement of the dividend at the shareholders' meeting to be held on June 6, 2002.

Such final dividend will be paid on or about June 21, 2002.

Brief Biography of Directors, Company Secretary, Supervisors and Senior Management

Directors

Chairman

Ma Fucai, aged 55, is Chairman of the Board. Mr Ma is also President of China National Petroleum Corporation (the "**CNPC Group**). Mr Ma is a senior engineer and graduated from Beijing Petroleum Institute. He has over 30 years' experience in China's oil and gas industry. From February 1990 to December 1996, Mr Ma worked as a Deputy Director, Standing Deputy Director, and Director of Shengli Petroleum Administration Bureau, a subsidiary of China National Petroleum Corporation ("**CNPC**"). He worked as an Assistant President from November 1996 to December 1996, as Vice President of CNPC from December 1996 to April 1998, and as Director of Daqing Petroleum Administration Bureau from June 1997 to November 1998. Mr Ma has been President of the CNPC Group since April 1998.

Executive Directors

Huang Yan, aged 60, is a Vice Chairman of the Board and President of the Company. Mr Huang is a senior engineer and graduated from Nanjing Industry Institute. He has over 30 years' experience in China's oil and gas industry. From 1984 to 1993, Mr Huang worked as a Deputy Director and Director of Huabei Petroleum Administration Bureau. He worked as Assistant President of CNPC from 1993, and as a Vice President from 1996. He was a Vice President of the CNPC Group from April 1998 until November 5, 1999 when he was appointed President of the Company.

Ren Chuanjun, aged 57, is a Director and a Senior Vice President of the Company. Mr Ren is a senior economist and graduated from Hefei Industry University. He has over 30 years' experience in China's oil and gas and chemical fibres industries. Mr Ren became a Deputy General Manager and General Manager of China Yizheng Fibre Industrial United Corporation in 1983. From 1994, he worked as a Vice Minister of China National Textile Council as well as a Vice Chairman of the board of directors of Yizheng Fibre United Corporation and Yizheng Fibre Company Limited. Mr Ren was a Vice President of the CNPC Group from April 1998 until November 5, 1999 when he was appointed Senior Vice President of the Company.

Wang Fucheng, aged 52, is a Director and a Vice President of the Company. Mr Wang graduated from the Shandong Teacher's University and has over 30 years' working experience in China's oil and gas industry. Mr Wang has worked in the Shengli Oil Field, Zhongyuan Oil Field and Liaohe Oil Field. From 1986 to 1999, Mr Wang worked as Senior Executive of the Shengli Oil Field, Deputy Director of the Liaohe Oil Exploration Bureau, Director of the Liaohe Oil Exploration Bureau and General Manager of the Branch Office of Liaohe Oil Field. Mr Wang has been a Director of the Company since June 30, 2000 and Vice President of the Company since July 12, 2000.

Non-executive Directors

Yan Sanzhong, aged 60, is a Vice Chairman of the Board. Mr Yan is also a Vice President of the CNPC Group. Mr Yan is a senior engineer and graduated from the Science and Technology University of China. He has over 30 years' experience in China's oil and gas industry and chemical industry. From 1983 to 1988, he was a senior executive of Lanzhou Refinery. From 1988 to 1998, he worked as a Vice President of China Petrochemical Corporation. In April 1998, Mr Yan was appointed a Deputy Director of the State Petroleum and Chemical Industry Bureau. Mr Yan has been a Vice President of the CNPC Group since July 1999.

Wu Yaowen, aged 58, is a Director of the Company. Mr Wu is a Vice President of the CNPC Group. Mr Wu is a senior engineer and graduated from Beijing Petroleum Institute. He has over 30 years' experience in China's oil and gas industry. From 1983 to 1986, Mr Wu worked as a Vice President of the Nanhuanghai Oil Company under the Ministry of Petroleum Industry. From 1986 to 1988, Mr Wu was the Director of Qinghai Petroleum Administration Bureau. From 1988 to 1994, Mr Wu worked as chief petroleum engineer of the Ministry of Energy, Head of the Energy Industry Department and Vice Director of the Preparatory Committee of the Communications and Energy Department under the State Planning Committee. He was appointed Director of International Cooperation Bureau of CNPC in May 1994, an Assistant President in March 1996, and a Vice President of CNPC in December 1996. He has been a Vice President of the CNPC Group since April 1998. Mr Wu has been a Director of the Company since November 5, 1999.

Chen Geng, aged 54, graduated from the Faculty of Labour Economics of Beijing Economics Institute and has over 30 years' experience in China's oil and gas industry. From 1983 to 2001, Mr Chen was Deputy Director of Changqing Petroleum Exploration Bureau, Deputy Director of the Labour Department under the Ministry of Petroleum Industry, Director of Labour Bureau of CNPC, Assistant President of CNPC, Vice President of CNPC, and Deputy Director of the State Petroleum and Chemical Industry Bureau. Mr Chen is currently Vice President of the CNPC Group. He has been a Director of the Company since June 8, 2001.

Zheng Hu, aged 55, is a Director of the Company and a Vice President of the CNPC Group. Mr Zheng is a senior engineer and graduated from the Mining Industry and Machinery Department of the Beijing Petroleum Institute in 1970. He has over 30 years' experience in China's oil and gas industry. From 1992 to 1999, Mr Zheng worked as Deputy General Manager and General Manager of China Petroleum Materials and Equipment (Group) Corporation, and as Director of Personnel and Labour Department of the CNPC Group. Mr Zheng is currently Vice President of the CNPC Group. He has been a Director of the Company since 30 June 2000.

Gong Huazhang, aged 55, is a Director of the Company. Mr Gong is General Accountant of CNPC Group and graduated from Yangzhou Business School. He has over 30 years' experience in China's oil and gas industry. Mr Gong worked as Chief Accountant, Deputy

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Director and Director of Finance Bureau of CNPC from 1991. He has been Director of Finance and Assets Department of the CNPC Group since October 1998 and has been General Accountant of the CNPC Group since February 1999. Mr Gong has been a Director of the Company since November 5, 1999.

Zou Haifeng, aged 55, is a Director of the Company. Mr Zou is a Deputy Manager of Jilin Chemical Industrial Corporation and the Chairman of the Supervisory Committee of Jilin Chemical Industrial Company Limited. Mr Zou is a senior engineer and graduated from Northeastern Industry Institute. He has almost 30 years' experience in the petrochemical industry. Since 1994, Mr Zou has been a Deputy Manager of Jilin Chemical Group Corporation, and a Director and Deputy Manager of Jilin Chemical Industrial Company Limited. He has been a Deputy Manager of Jilin Chemical Industrial Company Limited, a subsidiary of the Company, since 1999. Mr Zou has been a Director of the Company since November 5, 1999.

Independent Non-executive Directors

Chee-Chen Tung, aged 59, is an independent non-executive Director of the Company. Mr Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited and was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master's degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of Hong Kong Shipowner's Association between 1993 and 1995. He currently holds the positions of Chairman of the Hong Kong General Chamber of Commerce, non-executive director of Sing Tao Holdings Ltd. and Zhejiang Expressway Company Ltd, member of the Port Development Board, Council member of the Hong Kong Trade Development Council and International Councillor of the Centre for Strategic & International Studies. Mr Tung is also the Chairman of the Hong Kong-America Centre, the Institute for Shipboard Education Foundation, and the Court, and is a member of the Council of the Hong Kong Polytechnic University, the Board of Trustees of the University of Pittsburgh and the Board of Visitors of the School of Foreign Service, Georgetown University.

Wu Jinglian, aged 72, is an independent non-executive Director of the Company. Mr Wu is a senior researcher at the Development Research Centre of the State Council and a professor at the Graduate School of Chinese Academy of Social Sciences and the University of Beijing. He is a committee member of the Currency Policy Committee of the People's Bank of China and graduated from Fudan University. He was previously a Deputy Director of the Programming Office for Economic Reform of the State Council. Mr Wu is an Honourable Doctor of the Hong Kong Baptist University and was also a visiting scholar at Yale University, a member of the Appraisal Committee of St. Anthony's College of the Oxford University, a visiting professor at the Asia-Pacific Research Centre of Stanford University and a visiting researcher at the Massachusetts Institute of Technology.

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Franco Bernabè, aged 53, is an independent non-executive Director of the Company. Mr Bernabè is the Chairman of the Franco Bernabè Group and Vice Chairman of H3G, a mobile telephone company which owns a third generation mobile licence in Italy. He is also Chairman of Kelyan, an internet professional services company of the Franco Bernabè Group. Mr Bernabè is at present a member of the board of Fiat and the TNT Post Group. He serves in the Executive Committee of Confindustria, the Italian confederation of industry, in the Board of the Peres Centre for Peace and in the International Board of the World Economic Forum. He also serves as a special representative of the Italian government for the reconstruction of the Balkan region. Mr Bernabè joined ENI in 1983 to become the assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr Bernabè led the restructuring program of the ENI Group, making it one of the world's most profitable oil companies. Between 1998 and 1999, Mr Bernabè was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr Bernabè was the head of economic studies at FIAT. He was also a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier, he was a professor of economic politics at the School of Industrial Administration, Turin University.

Secretary to the Board of Directors

Li Huaiqi, aged 52, is the Secretary to the Board and is a senior economist. He has over 30 years' experience in China's oil and gas industry. From 1992 to 1996, Mr Li worked as Deputy Director of Foreign Affairs Bureau and Chairman of the Foreign Service Company of CNPC, and as Director of Foreign Affairs Bureau of CNPC. In 1999 Mr Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of the CNPC Group. Mr Li has been Secretary to the Board of Directors of the Company since November 26, 2001.

Supervisors

Li Kecheng, aged 58, is Chairman of the Company's Supervisory Committee. Mr Li is a senior engineer and graduated from Beijing Science and Technology University. He has over 30 years' experience in China's oil and gas industry. From 1986 to 1992, Mr Li was the head of the Petroleum Pipeline Bureau and a senior executive of Northeastern Oil Transmission Administration Bureau. Prior to November 5, 1999, Mr Li held several senior administrative positions at the CNPC Group.

Lin Jingao, aged 57, is a Supervisor of the Company. Mr Lin is a senior accountant and graduated from Beijing Petroleum Institute. He has over 30 years' experience in China's oil and gas industry. From 1994 to 1998, Mr Lin was Chief Accountant and a Deputy Director of the Finance Bureau of CNPC. Mr Lin has been a Deputy Director and Director of the Finance and Assets Department of the CNPC Group since October 1998.

Chen Weizhong, aged 57, is a Supervisor of the Company. Mr Chen is a senior auditor and graduated from Anhui Finance and Trade Institute. He has over 30 years' experience in China's oil and gas industry. He was a Deputy Director of the Auditing Office of CNPC from 1993 to 1998, and a Deputy Director of the Auditing Bureau of CNPC. Mr Chen was a Deputy Director of the Auditing Department of the CNPC Group from October 1998 and has been Director of the Department since October 2000.

Bai Xinhe, aged 58, is a Supervisor and the head of the office of the Supervisory Committee of the Company. Mr Bai is a senior auditor and graduated from Central Finance Institute. He has over 30 years' experience in China's oil and gas industry. Mr Bai has been Chief Auditor of the Auditing Department of the CNPC Group since October 1998. Mr Bai has been the Deputy General Manager and General Manager of the Auditing Department of the Company since 1999. Mr Bai has ceased to be the General Manager of the Auditing Department of the Company since December 2001.

Sun Chongren, aged 51, is a Supervisor of the Company and an employee representative of the Company's Supervisory Committee. Mr Sun graduated from Huadong Petroleum Institute and has 30 years' experience in China's oil and gas industry. Mr Sun has been working at Liaohe Petroleum Administration Bureau for 30 years. He has been a senior executive of Liaohe Petroleum Administration Bureau since 1996.

Liu Hongru, aged 71, is an independent Supervisor of the Company. Mr Liu graduated from the Economics Department of University of Moscow in 1959 with an associate doctor's degree. He has worked as President of China Institute of Finance and Banking, as a Vice Governor of the People's Bank of China, as a Deputy Director of the State Economic Restructuring Committee, as the First Deputy Director of the Securities Commission of the State Council and the Chairman of the China Securities Regulatory Commission. Mr Liu is currently a Deputy Director of the Economic Committee under the Chinese People's Political Consultative Conference, and concurrently serves as a Vice President of China Finance and Banking Society, a Vice President of China National Debt Association and an honorary director of two Chinese insurance companies.

Wu Zhipan, aged 45, is an independent Supervisor of the Company. Mr Wu acquired a Doctor in Laws degree from Beijing University School of Law in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr Wu is Dean of School of Law of Beijing University and Assistant to President of Beijing University. He is concurrently an expert consultant of the Supreme People's Court, an arbitrator on the Arbitrator Panel of China International Economic and Trade Arbitration Commission and a Deputy Director of China Civil and Economic Law Society. Mr Wu is the author of a large number of legal publications.

Senior Management

Su Shulin, aged 39, is a Vice President of the Company and General Manager of Daqing Oilfield Company, a subsidiary of the Company. Mr Su is a senior engineer and graduated from Daqing Petroleum Institute. He has many years' experience in China's oil and gas industry. Since 1996, Mr Su had worked as a Director Assistant, Director of the First Oil and Natural Gas Development Department, a Standing Deputy Director, and Director of Daqing Petroleum Administration Bureau. He was appointed a Vice President of the Company on November 5, 1999.

Wang Guoliang, aged 49, is Chief Financial Officer and Director of the Financial Department of the Company. Mr Wang owns a master degree and is a senior accountant. He graduated from Heilongjiang Business College. He has 20 years experience in China's oil and gas industry. Mr Wang worked as a Vice President of CNPC Finance Co. Ltd. from 1995 to 1997 and as a Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Exploitation Corporation from 1998 to 1999, until his appointment as Chief Financial Officer of the Company on November 5, 1999.

Shi Xingquan, aged 59, is a Vice President of the Company and General Manager of the Company in charge of natural gas and pipeline. Mr Shi is a senior engineer and graduated from Northeastern Petroleum Institute. He has over 30 years' experience in China's oil and gas industry. Since 1983, Mr Shi has worked as a Director of Sichuan Petroleum Administration and a Director of Changqing Petroleum Exploration Bureau. In February 1999, Mr Shi was appointed Assistant President of the CNPC Group. He was appointed as a Vice President of the Company on November 5, 1999.

Liu Baohe, aged 55, is a Vice President of the Company and General Manager of the Company in charge of exploration and production. Mr Liu is a senior engineer of professor grade and graduated from Beijing Petroleum Institute. He has over 30 years' experience in China's oil and gas industry. Mr Liu was Director of the Department of Oil and Gas Exploitation of the CNPC Group from 1996 to 1999. From 1999 to September 2001, Mr Liu worked as Deputy General Manager of the exploration and production branch of the Company. He has been a Vice President of the Company since September 3, 1999.

Lin Qingshan, aged 57, is a Vice President of the Company and General Manager of the Company in charge of refining and marketing. Mr Lin is a senior economist and graduated from Beijing Petroleum Institute. He has over 30 years' experience in China's oil and gas industry. In 1990, Mr Lin was appointed a Deputy Director of Liaohe Petroleum Exploration Bureau. In 1996, Mr Lin became General Manager of the China United Petroleum Corporation. He was appointed General Manager of the Sales Department of CNPC in 1998. On November 5, 1999, he was appointed General Manager of the refining and marketing branch of the Company. He has been a Vice President of the Company since July 2000.

Zhang Xinzhi, aged 57, is a Vice President of the Company and General Manager of the Company in charge of chemicals and marketing. Mr Zhang is a senior engineer and has 32 years' experience in China's petrochemical industry. Mr Zhang graduated from China Science and Technology University. Mr Zhang was appointed a deputy general engineer in 1990, worked as a Deputy Manager in 1992, and served as Manager in 1995 of Fushun Petrochemical Industrial Corporation. Mr Zhang was Director of the Refining and Chemical Department of the CNPC Group in 1999. On November 5, 1999, he was appointed General

Manager of the chemicals and marketing branch of the Company. He has been a Vice President of the Company since July 2000.

Shen Pingping, aged 61, is a Vice President of the Company. Mr Shen is also the Director of China Oil Exploration and Exploitation Research Institute. Mr Shen is a senior engineer and graduated from Shanghai Fudan University. He has 35 years' experience in China's oil and gas industry. From 1990, Mr Shen worked as a Vice Director, Managing Vice Director and Director of the Oil Exploration and Exploitation Scientific Research Institute of the CNPC Group. From 1999, Mr Shen has been Director of China Oil Exploration and Exploitation Research Institute. He has been a Vice President of the Company since July 2000.

Jia Chengzao, aged 53, is the Chief Geologist of the Company. Mr Jia is a doctorate degree holder and a senior engineer. He graduated from Nanjing University and has over 25 years' experience in China's oil and geological industry. From 1994, Mr Jia worked as a Deputy Chief Geologist, Chief Geologist and Deputy Commander of Tarim Oil Exploration and Exploitation Headquarters. Since 1998 he has also been a Vice Director of the Oil Exploration and Exploitation Scientific Research Institute of the CNPC Group. From 1999, Mr Jia worked as a Deputy General Manager of China Petroleum Tarim Oil Field Branch Company and a Vice Director of the China Oil Exploration and Exploitation Research Institute. He has been Chief Geologist of the Company since July 2000.

Interests of Directors and Supervisors in the Share Capital of the Company

As at December 31, 2001, other than Zou Haifeng, a Director of the Company, who holds 3,550 A shares in Jilin Chemical Industrial Company, a subsidiary of the Company, none of the Directors or Supervisors had any interest in any shares or debentures of the Company or any associated corporation (within the meaning of the Securities (Disclosure of Interests) Ordinance (Cap.396 of the Laws of Hong Kong) (the "**SDI Ordinance**")), as recorded in the register required to be kept under section 29 of the SDI Ordinance, or as otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of Supervisors, which would be required to be notified as above if they had been Directors.

As at December 31, 2001, the Company has not granted its Directors, Supervisors or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities.

Service Contracts of Directors and Supervisors

No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory

Interests of Directors and Supervisors in Contracts

None of the Directors or Supervisors have had a material interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party during the year.

Remuneration of Directors and Supervisors

Details of remuneration of Directors and Supervisors are set out in note 9 to the financial statements prepared in accordance with IAS in this Annual Report.

Corporate Governance Structure

Corporate Governance

In accordance with the requirements of the Company Law and the Securities Law of the PRC, relevant laws and regulations of the China Securities Regulatory Commission, The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and other relevant laws, the Company has continued to regulate and improve its corporate governance structure through its shareholders' meetings, its Board and respective committees, its Supervisory Committee, and its management team headed by the President. These organs check and balance the powers of each other and discharge their functions in a regulated manner. In accordance with the requirements of the Guidelines on the Governance of Listed Companies promulgated by the China Securities Regulatory



Commission and the State Economic and Trade Commission on January 7, 2002, the Company has formulated documents such as its Articles of Association, Work Manual of the Board, and Organisation and Rules of Procedure of the Supervisory Committee for the internal management and operation of the Company. The gist of these rules is as follows:

Shareholders and shareholders' meetings: In order to ensure that all shareholders of the Company enjoy equal status and are able to exercise their rights effectively, the Company holds shareholders' meetings each year in strict compliance with the requirements of the Standard Opinion Regarding Shareholders' Meetings promulgated by the China Securities Regulatory Commission. In order to ensure that connected transactions of the Company are conducted in a fair and reasonable manner, connected shareholders are refrained from voting at respective shareholders' meeting . Independent non-executive Directors of the Company have also ensured that full disclosure of the details and performance of the connected transactions has been made each year.

The relationship between CNPC and the Company: CNPC, the controlling shareholder of the Company, has exercised its legal rights and interests as a shareholder at the shareholders' meetings. CNPC has neither interfered with the Company's decision-making, production and operation, nor has it prejudiced against the lawful interests of the Company and other shareholders. CNPC is independent of the Company in all aspects, including personnel deployment, assets, finance, organisation and operation. The Board, the Supervisory Committee, and the management team of the Company headed by the President, are functioning independently.

Directors and Board of Directors: The Company has elected its Directors in strict compliance with the procedures as set out in its Articles of Association. The size and composition of the Board are in compliance with relevant laws and regulations, and the Company's Articles of Association. The Board has also formulated a Work Manual of the Board. All Directors have attended Board meetings in a conscientious and responsible manner and have performed their duties conscientiously and diligently. The Company has appointed three independent non-executive Directors to the Board, and has set up four committees: audit committee, investment and development committee, assessment and remuneration committee, and health, safety and environmental protection committee under the Board.

Supervisors and Supervisory Committee: The size and composition of the Supervisory Committee of the Company are in compliance with relevant laws, regulations and the Company's Articles of Association. Members of the Supervisory Committee include one Supervisor elected by the employees' representatives and two independent non-executive Supervisors. The Supervisory Committee has formulated an Organisation and Rules of Procedure of the Supervisory Committee. The Supervisors have performed their duties conscientiously and attended all Board meetings as non-voting delegates. In line with the spirit of accountability to all the shareholders, the Supervisory Committee has supervised the legality and regularity of the Company's financial affairs, the performance of the





Company's Directors and the senior management, and has actively participated in the Company's material affairs such as production, operation and investment projects and has made many helpful proposals.

Mechanism for assessment of performance and for encouragement and restriction: The appointment and dismissal of the senior management of the Company has been conducted in an open and transparent manner and in compliance with relevant laws, regulations and the Company's Articles of Association.

Disclosure of information and transparency: The Company Secretary and the respective Secretariat under his leadership, together with other departments of the Company, are responsible for the disclosure of corresponding information as required by the place of listing. The Company has also provided its investors with disclosed information and documents for inspection, and has actively communicated with the media. In strict compliance with relevant laws, regulations, the Company's Articles of Association and the regulations of the place of listing, the Company has disclosed true, accurate and complete information in a timely manner through various channels in order to ensure that all shareholders have equal opportunities to receive information.



Role of Independent Non-executive Directors

There are three independent non-executive Directors on the Board who are nominated and elected by the shareholders. They are independent of the Company and its substantial shareholders, do not hold any position in the Company, and have conscientiously performed their duties in accordance with the Company's Articles of Association and relevant laws and regulations. They have attended meetings of the Board, participated in discussions on material issues, commented on the operations of the Company with their expertise and experience, commented on whether connected transactions of the Company are complied with the waiver requirements of regulators of the place of listing, ensured these connected transactions are fair and reasonable, reviewed and formed independent views on the asset restructuring and the connected transactions etc.. Independent non-executive Directors also participate in the audit committee and the assessment and remuneration committee. The independent non-executive Directors have made important contributions to the protection of the Company's interest and the lawful rights and interests of all the shareholders as well as the promotion of the healthy development of the Company.

Separation from the controlling shareholder of the Company in terms of personnel, assets, finance, organisation and operations

Personnel: The labour, personnel and salaries are subjected to independent management of the Company. Remuneration of the senior management such as the President, Senior Vice President and Vice President are paid by the Company.

Assets: The Company has independent production and operations and comprises four segments:exploration and production, refining and marketing, chemicals and marketing, and natural gas and pipeline.

Finance: The Company has set up an independent finance department, an independent accounting system and a financial management system. It has also opened independent bank accounts.

Organisation: The Company has established a sound organisation under which the Board, the Supervisory Committee, and the management led by the President are all functioning independently. The functional departments of the Company are not subordinated to its controlling shareholder.

Operations: The Company has an independent and complete production and operations as well as the ability to operate independently. Upon the listing of the Company, the Company has entered into a Non-Competition Agreement with CNPC in order to ensure that CNPC will not engage in business which is or may be in direct or indirect competition with the core business of the Company.

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2001 are set out in note 25 to the financial statements prepared in accordance with IAS in this Annual Report.

Interest Capitalisation

Interest capitalised for the Group for the year ended December 31, 2001 was RMB653 million.

Fixed Assets

Movements of fixed assets of the Company and the Group during the year are summarised in note 14 to the financial statements prepared in accordance with IAS in this Annual Report.

Land Value Appreciation Tax

No land value appreciation tax was payable by the Group during the year.

Reserves

Details of movements in reserves of the Company and the Group for the year ended December 31, 2001 are set out in note 27 to the financial statements prepared in accordance with IAS in this Annual Report.

Statutory Common Welfare Fund

Details of the statutory common welfare fund, such as the nature, application and movements of the fund and the basis of its calculation, including the percentage and profit figure used for calculating the amounts, are set out in note 27 to the financial statements prepared in accordance with IAS in this Annual Report.

Employees' Retirement Scheme

Details of the Company's employees' retirement scheme are set out in note 30 to the financial statements prepared in accordance with IAS in this Annual Report.



Major Suppliers and Customers

CNPC is the Group's largest supplier of goods and services and the aggregate purchases attributable to CNPC was 36% of the total purchase by the Group's in 2001. The aggregate purchases attributable to the five largest suppliers of the Group was 38% of the Group's total purchases.

The aggregate revenue derived from the major customers is set out in note 34 to the financial statements prepared in accordance with IAS in this Annual Report. The aggregate revenue derived from the five largest customers was less than 30% of the Group's total sales.

None of the Directors, Supervisors and their associates or any shareholder (who to the knowledge of Board were holding 5% or more of the Company's share capital) had any interest in any of the above-mentioned suppliers and customers.

Annual General Meeting

At the 2000 annual general meeting of the Company held on June 8, 2001, the following resolutions were passed:

(a) the report of the Board for the year 2000 was approved;

(b) the report of the Supervisory Committee for the year 2000 was approved;

(c) the audited financial statement of the Company for the year 2000 was approved;

(d) the proposal for the payment of final dividend for the year 2000 was approved;

(e) the authorisation of the Board to pay the interim dividend for the year 2001 was approved;

(f) the amendment of the articles of association of the Company was approved;

(g) the resignation of Mr Jiang Jinchu as Director was approved; Mr Chen Geng was appointed as Director, and the Board was authorised to fix the emoluments thereof; and

(h) the appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditor of the Company for the year 2001 and PricewaterhouseCoopers Zhong Tian CPAs Limited Company , Certified Public Accountants, as the domestic auditor of the Company for the year 2001 was approved, and the Board was authorised to fix the remuneration thereof.

Share Capital Structure

The share capital of the Company in issue as at December 31, 2001 was 175,824,176,000 shares, with a par value of RMB1.00 each. As at December 31, 2001, the share capital structure of the Company was as follows:

Shares	Number of shares as at December 31, 2001	Percentage of the total number of shares in issue as at December 31, 2001 (%)
State-owned shares	158,241,758,000	90.00
H shares	17,582,418,000	10.00

Shareholding of Substantial Shareholders

As at December 31, 2001, the register of substantial shareholders kept by the Company under Section 16(1) of the SDI Ordinance showed that the persons in the following table and notes are interested in 10% or more of the Company's H shares in issue:

Shareholder	Shares	Number of shares	Percentage of the total number of in that class in issue (%)	Percentage of the total share capital (%)
CNPC	State-owned shares	158,241,758,000	100.00	90.00
BP Investments China Limited	H shares	3,516,484,000	20.00	2.00[1]
Franklin Resources, Inc.	H shares	2,098,818,212	11.94	1.19[2]
Templeton International, Inc.	H shares	2,043,244,993	11.62	1.16[3]

Notes:

1. BP Global Investments Limited has the same holdings through BP investments China Limited. BP Amoco plc also has the same holdings through BP Global Investments Ltd. and BP Investments China Limited.
2. Includes duplications of holdings of Templeton Investment Counsel, Inc. (which in turn holds part of its shares through Templeton Global Advisors, Ltd.). Templeton Worldwide, Inc. also has the same holdings through the same persons.
3. Includes holdings of shares through Templeton Global Advisors, Ltd.

As at December 31, 2001, save as disclosed above, no person (other than the Directors, senior management or the Supervisors of the Company) had recorded an interest in the substantial shareholder register kept pursuant to section 16(1) of the SDI Ordinance.

Connected Transactions

In 2001, the Company has continued to implement the following transactions with CNPC, the controlling shareholder of the Company which holds in aggregate approximately 90% of the share capital of the Company, and other members of the CNPC group. All of these transactions will constitute connected transactions for the Company under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1 Comprehensive Products and Services Agreement

CNPC and the Group continue to implement the Comprehensive Products and Services Agreement entered into on March 10, 2000 for the provision by the Group to CNPC and by CNPC to the Group of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and affiliates.

1.1 Products and Services to be provided by the Group to CNPC

Under the Comprehensive Products and Services Agreement, a limited range of products and services are to be provided by the Group to CNPC including those relating to refined products, chemical products, natural gas and crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection and other products and services as may be requested by the CNPC group for its own consumption, use or sale from time to time.

1.2 Products and Services to be provided by CNPC to the Group

The Company expects that the products and services to be provided by CNPC to the Group to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC. They have therefore been grouped together and categorised according to the following types of products and services:

- construction and technical services
- production services
- supply of material services
- social services
- ancillary services
- financial services

It is envisaged that from time to time and as required, individual Product and Service Implementation Agreements will be entered into between the relevant service companies and affiliates of CNPC or the Group, as appropriate, providing the relevant products or services and the relevant members of CNPC or the Group, as appropriate, requiring such products or services.



2 Land Use Rights Leasing Contract

The Company and CNPC continue to implement the Land Use Rights Leasing Contract dated March 10, 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with and for the purposes of all aspects of the Group's business and operations covering an aggregate area of approximately 1,145 million square meters located throughout the PRC to members of the Company for a term of 50 years at an annual fee of RMB2,000 million. The total fee payable for the lease of all such property may, after 10 years from the effective date of the land use rights leasing contract, be adjusted (to reflect market conditions prevailing at such time of adjustment, including current market prices, inflation or deflation and such other pertinent factors as may reasonably be considered in negotiating and agreeing to any such adjustment) by agreement between CNPC and the Group. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, both parties will share proportionately on a reasonable basis any additional amount of such taxes and fees payable as a result of changes in policies of the PRC government after the date of the contract.

3 Buildings Leasing Contract

The Company and CNPC continue to implement the Buildings Leasing Contract dated March 10, 2000 under which CNPC has leased a total of 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC, together with the Company's headquarters, comprising approximately 10,000 square meters, to the Company, its subsidiaries and branches.

The 191 buildings were leased at a price of RMB145 per square meter per year, which amounts to an aggregate annual fee of RMB39,116,650, for a term of 20 years. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with those buildings.

4 Intellectual Property Licensing Contracts

CNPC and the Company continue to implement three Intellectual Property Licensing Agreements, being a Trademark Licensing Contract, a Patent and Know-how Licensing Contract and a Computer Software Licensing Contract, all dated March 10, 2000. In these Licensing Contracts, CNPC has granted the Company exclusive rights to use certain trademarks (including the "CNPC" trademark), patents, know-how of CNPC and computer software of CNPC (as more particularly detailed in those three contracts) at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company in the restructuring of the CNPC group.

5 Contract for the Transfer of Rights under Production Sharing Contracts

CNPC and the Company continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated March 10, 2000. Under this contract, CNPC transferred to the Company relevant rights and obligations under 23 production sharing contracts with a number of international oil companies, except for the rights and obligations relating to CNPC's supervisory functions.

6 Guarantee of Debts Contract

CNPC and the Company continue to implement the Guarantee of Debts Contract dated March 10, 2000. All the debts of CNPC relating to assets transferred to the Company in the restructuring of the CNPC group were transferred to, and assumed by, the Company.In the Guarantee of Debts Contract, CNPC has agreed to guarantee certain of the debts of the Company. As of the end of 2001, bank loans guaranteed by CNPC and its subsidiaries amounted to RMB1.697 million.

57



7 Contract for the Supervision of Certain Sales Enterprises

CNPC and the Company continue to implement the Contract for the Supervision of Certain Sales Enterprises dated March 10, 2000, under which the Company has agreed to supervise the operation of certain sales enterprises primarily comprising service stations wholly-owned by CNPC. In return, CNPC has undertaken that those sales enterprises will only sell oil products supplied by the Company and use the Company's brand and logos.

In the opinion of the independent non-executive Directors of the Company:

(i) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(ii) the transactions have been entered into on terms that are fair and reasonable so far as the shareholders of the Company are concerned:

(iii) the transactions have been entered into on normal commercial terms and either (1) in accordance with the terms of the agreement governing such transactions or (2) (where there is no such agreement) on terms no less favourable than terms available to third parties; and

(iv) where applicable, the transactions have been entered into within the relevant annual limit stated below:

Category of products and services	**Annual limit**
i. Products and services to be provided by the Group to CNPC	12% of the sales revenue of the Group
ii. Products and services to be provided by CNPC to the Group	
Construction and technical services	27% of the total of operating expenses and capital expenditure of the Group
Production services	10% of the total of operating expenses and capital expenditure of the Group
Supply of materials services	8% of the total of operating expenses and capital expenditures of the Group
Social and ancillary services	RMB5,607 million
Financial services	
Aggregate of	
i. the average daily outstanding principal of loans; and	
ii. the total amount of interest paid in respect of these loans	RMB52,500 million





Aggregate of i. the average daily amount of deposits; and ii. the total amount of interest receipts in respect of these deposits	RMB4,500 million

Connected Transactions with CNPC (HK)

As part of the CNPC restructuring and in preparation for the listing of the Company on HKSE, and as disclosed in the Company's prospectus dated March 27, 2000, CNPC and the Company entered into the Contract for the Transfer of Rights under Production Sharing Contracts whereby the relevant rights and obligations (other than the supervisory functions related to CNPC's role as representative of the PRC government) of CNPC under certain contracts - including the Xinjiang Oil Field Production Sharing Contract, dated July 1, 1996, entered into between CNPC and Hafnium Limited ("**Xinjiang Contract**") and the Leng Jiapu Area Petroleum Contract, dated December 30, 1997, entered into between CNPC and Beckbury International Limited ("**Liaohe Contract**") - were novated to the Company.

CNPC (Hong Kong) Limited ("**CNPC (HK)**") is a 57.5% owned subsidiary of CNPC, the Company's controlling shareholder which holds approximately 90% of the issued share capital of the Company. Upon the effective novation of the above interest in the PRC Oil Production Sharing Contracts (i.e. the Xinjiang Contract and the Liaohe Contract), certain transactions pursuant to the PRC Oil Production Sharing Contracts constitute connected transactions between the Group and CNPC (HK).

Summary of the major terms and conditions of these connected transactions under the Xinjiang Contract and the Liaohe Contract are as follows:

(1) *Production and development cost sharing between the Company and the CNPC (HK) Group:* The Company and CNPC (HK) together with its subsidiaries ("**CNPC (HK) Group**") shall share in the oil and natural gas produced from the Karamay Oilfield, as to 46% by the Company and 54% by the CNPC (HK) Group and from the Leng Jiapu Oilfield, as to 30% by the Company and 70% by the CNPC (HK) Group. The CNPC (HK) Group shall be responsible for 100% of the development costs in respect of the Karamay Oilfield. The Company is responsible



for 30% and the CNPC (HK) Group is responsible for 70% of the development costs in respect of the Leng Jiapu Oilfield.

(2) *Provision of assistance by the Company to the CNPC (HK) Group:* The Company shall provide assistance to the CNPC (HK) Group, *inter alia*: (i) leasing warehouses, terminal facilities, barges, aircraft, pipeline and land, etc.; (ii) obtaining approvals necessary for the conduct of the petroleum operations; and (iii) obtaining office space, office supplies, transportation and communication facilities. For such assistance, the CNPC (HK) Group will pay an annual assistance fee of US$50,000 (approximately HK$390,000) for each of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and taking into account the actual circumstances and conditions, including the scope of the projects and the level of demand for such assistance. This fee shall be accounted for as operating costs and shared by the Company and the CNPC (HK) Group in accordance with procedures described in the Xinjiang Contract and the Liaohe Contract.

(3) *Payment of training fees:* In the course of development and operations of each oilfield, the CNPC (HK) Group shall pay the Company an amount of US$50,000 (approximately HK$390,000) annually for training of the personnel of the Company for each of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and taking into account the actual circumstances and conditions, including the scope of the projects and the level of demand for training.

(4) *Sale of crude oil by CNPC (HK) to the Group:* The CNPC (HK) Group has the right to deliver its share of oil production from each of the Karamay Oilfield and the Leng Jiapu Oilfield to a destination of its choice, except for destinations which infringe on the political interests of the PRC. However, given the transportation costs and the prevailing oil prices, the likely purchaser of all the oil production share attributable to CNPC (HK) from each of the Karamay Oilfield and the Leng Jiapu Oilfield is likely to be CNPC or its affiliates, including the Group, which will accept delivery of crude oil produced in the Karamay Oilfield and the Leng Jiapu Oilfield at the average price adopted by them from time to time. Since the entering into of the PRC Oil Production Sharing Contracts by CNPC (HK), CNPC (HK) has sold all of its share of the oil production to CNPC or its affiliates, including the Group. As far as the Board of Directors is aware, CNPC (HK) intends to continue with the arrangement. There is no contractual obligation upon the Group to purchase oil production from the Karamay Oilfield and the Leng Jiapu Oilfield although, from a commercial perspective, the Group intends to continue to accept part of the deliveries. The price of various grades of crude oil sold shall be set either with the approval of the competent PRC authorities or determined with reference to the prevailing price in arm's length transactions of a similar quality crude oil in the main world markets, adjusted to take into account the terms of delivery, transportation, payment and other terms.

61

In the opinion of the independent non-executive Directors of the Company, the connected transactions have been:

(i) conducted on normal commercial terms and entered into in the ordinary and usual course of business of the Company; and

(ii) entered into: (a) in accordance with the terms of the PRC Oil Production Sharing Contracts; or (b) on terms no less favourable than the terms available to or from independent third parties.

Trust Deposits and Overdue Time Deposits

As at December 31, 2001, the Group did not have any trust deposits or irrecoverable overdue time deposits.

Repurchase of Securities

Pursuant to a written resolution passed by the shareholders of the Company on February 23, 2000, the Company approved that a general unconditional mandate be given to the Board of Directors authorising any repurchase by the Company of up to 10% of the total amount of H shares to be issued (including any H shares to be issued pursuant to the exercise of the over-allotment options), such mandate to expire (whichever shall first occur):

(a) at the conclusion of the annual general meeting of the Company for the year 2000, to be held in the year 2001;

(b) on the date by which the annual general meeting of the Company for the year 2000, to be held in the year 2001, is required by applicable laws or the articles of association to be held; or

(c) when revoked or varied by a special resolution of the Company's shareholders in general meeting, and special resolutions of the holders of H shares and domestic shares at separate meetings of such holders.

As at the date of this report, the Board has not exercised the mandate to authorise the repurchase by the Company of the H Shares issued.

Compliance with Code of Best Practice

Following its listing of H Shares on the HKSE, the Company has complied with the Code of Best Practice contained in Appendix 14 to The Rules Governing the Listing of Securities on the HKSE.

Pre-emptive Rights

There is no provision regarding pre-emptive rights under the articles of association of the Company or the PRC laws.

Material Litigation

The Group was not involved in any material litigation or disputes in 2001.

Auditors

PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (certified accountants in the PRC) were the Company's international and domestic auditors respectively in 2001. The Company has retained the above two firms since the date of its listing. A resolution to continue to appoint international and domestic auditors for 2002 will be proposed at the annual general meeting of the Company which will be held on June 6, 2002.

On behalf of the Board
Ma Fucai
Chairman of the Board
Beijing, the PRC
April 15, 2002


中国油气分布图
1:280000

Li Kecheng
Chairman of Supervisory Committee

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year 2001, the Supervisory Committee has carried out their duties conscientiously and in accordance with the relevant provisions of the Company Law of the People's Republic of China, the Articles of Association of the Company, and the Organisation and Rules of Procedure of the Supervisory Committee. During the year, the Supervisory Committee has held 2 meetings, reviewed and discussed 6 resolutions regarding the 2000 annual report and profit distribution plan as well as the 2001 interim report, attended the annual general meeting for the year 2000 with the submission of 2 resolutions to the meeting, and attended 4 meetings of the board of directors of the Company with the submission of 8 written opinions of the Supervisory Committee to these meetings. The Supervisory Committee has also held 2 hearings and has received in these hearings the reports relating to the finance, connected transactions and supervision on the senior management of the Company respectively submitted by the Finance Department, Auditing Department, PricewaterhouseCoopers Zhong Tian, Supervisory Department and Human Resources Department, and raised questions about the relevant issues; the Supervisory Committee also carried out 3 special auditing investigations on the finance and the sale of refined products of the Company, organised 7 investigation teams, inspected 10 enterprises under the Company, identified 16 problem items and provided 9 recommendations; the Supervisory Committee has arranged 2 visits for the Supervisors to all enterprises of the Company, with 3 enterprises being visited and during which 10 problem items were discovered and 8 recommendations made. Through the above and other activities, the Supervisory Committee has reinforced its supervision on the finance of the Company and on the acts of its senior management in the performance of their duties, and has enhanced the effect of supervision and protected the interests of the shareholders as well as the interests of long-term development of the Company.

The Supervisory Committee is of the opinion that all members of the board of directors, the president and the senior management of the Company have worked diligently towards performing their duties. They have contributed persistently to the development of the Company and have diligently performed their management responsibilities and protected the best interests of the shareholders, and have also complied with applicable laws and regulations of the People's Republic of China and the articles of association of the Company in fulfilling their duties. The Supervisory Committee is satisfied with the results achieved for the Company in 2001 and is fully confident in the prospects of the Company.

The Supervisory Committee has reviewed the unqualified auditor's report of PricewaterhouseCoopers prepared on the basis of International Accounting Standards and is of the opinion that the report gives a true and comprehensive view of the Company's financial positions and operating results and that the comments of the report on the relevant matters are fair and objective.

The Supervisory Committee hopes that in light of the new situation of China's accession to the WTO, the Company shall further reinforce its efforts to expand the exploration of oil and gas, to effect the on-going development, to enhance the reform, to reinforce management, to strive further for the reduction of production costs, and to vigorously enhance its market competition and profit earning ability in order to increase the Company's value continuously.

In 2002, the Supervisory Committee will continue to fulfil its duties to protect the interests of the Company and the shareholders, and to give emphasis on supervising the fulfilment of the Company's commitment to its shareholders as well as to endeavour in carrying out its duties satisfactorily and in strict compliance with the articles of association and the relevant laws and regulations.

We hereby submit the above report to all shareholders for review.

By Order of the Supervisory Committee
Li Kecheng
Chairman of the Supervisory Committee
Beijing, the PRC
April 15, 2002



BUSINESS OPERATING REVIEW

The Company was established as a joint stock limited company with limited liability under the Company Law of the PRC on November 5, 1999 as part of the restructuring of CNPC. In the restructuring, CNPC injected into the Company most of the assets, liabilities and interests of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses. The ADSs and H shares of the Company were listed on The New York Stock Exchange and The Hong Kong Stock Exchange Limited on April 6, 2000 and April 7, 2000 respectively.

The Company is engaged in a broad range of petroleum-related activities, including:

- the exploration, development and production and sale of crude oil and natural gas;
- the refining, transportation, storage and marketing of crude oil and petroleum products;
- the production and sale of basic petrochemical products, derivative chemical products, and other chemical products; and
- the transmission of natural gas and crude oil, and the sale of natural gas.

The Company is China's largest producer of crude oil and natural gas and one of the largest companies in China in terms of sale. Currently all of the Company's petroleum and natural gas reserves and production related assets are located in China.

Exploration and Production

For the twelve months ended December 31, 2001, the Company's annual total output of oil and gas amounted to 857.4 million barrels, including 763.5 million barrels of crude oil and 563.5 billion cubic feet of marketable natural gas, representing an average production of 2.09 million barrels of crude oil and 1.544 billion cubic feet of marketable natural gas per day. The Company sold 716 million barrels of crude oil and 529.8 billion cubic feet of natural gas. Approximately 75% of the crude oil sold by the Company was purchased by the refineries of the Company. For the twelve months ended December 31, 2001, the Company successfully reduced its lifting cost to US$4.376 per barrel, representing a decrease of 6.6% in comparison with the twelve months ended December 31, 2000. By December 31, 2001, the exploration and production segment achieved 75% of the RMB6 billion cost reduction target set for the four years up to end of 2002.

Refining and Marketing

For the twelve months ended December 31, 2001, the Company's refineries processed 567 million barrels of crude oil, or an average of 1.55 million barrels per day. Approximately 95% of the crude oil, processed in the Company's refineries was supplied by the exploration and production segment. The Company produced approximately 46.54 million tons of

67

gasoline, diesel and kerosene and sold approximately 51.64 million tons of these products. The Company is actively expanding its sales and distribution networks, in particular the retail distribution network, by capitalising fully on the complementary value-added effect of the integration of refining and marketing. As at December 31, 2001, there were 12,102 service stations either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provides supervisory support. As at December 31, 2001, the Company owned and operated a crude oil pipeline network of approximately 9,186 kilometres and a refined product pipeline of 984 kilometres. The processing costs of the refining unit of the Company are also declining steadily, from RMB141 per ton to RMB138 per ton. By December 31, 2001, the refining and marketing segment achieved 89% of the RMB1.3 billion cost reduction target set for the four years up to 2002.

Chemicals and Marketing

For the twelve months ended December 31, 2001, the Company produced approximately 1.571 million tons of ethylene, 1.827 million tons of synthetic resin, 0.327 million tons of synthetic fibres, 0.239 million tons of synthetic rubber, and 3.068 million tons of urea. Up to December 31, 2001, the chemicals and marketing segment had reduced costs by 88% of the RMB 1.2 billion cost reduction target set for the four years up to end of 2002.

Natural Gas and Pipeline

The natural gas and pipeline segment is the Company's core business segment for further development. For the twelve months ended December 31, 2001, the Company produced 563.5 billion cubic feet of marketable natural gas, of which 442.2 billion cubic feet was sold through the natural gas and pipeline segment. The Company currently owns and operates 12,918 kilometres of regional natural gas pipeline networks, of which 11,826 kilometres are operated by the natural gas and pipeline segment.

The West-East Gas Pipeline project is progressing well. Details of the project are set out in the section headed "Management's Discussion and Analysis of Financial Condition and Results of Operations - Material Investment" above.

CRUDE OIL AND NATURAL GAS RESERVES INFORMATION

The following table sets forth the Company's estimated proved reserves and proved developed reserves as at December 31, 1999, 2000 and 2001. This table is prepared on the basis of the report prepared by DeGolyer and MacNaughton, independent engineering consultants.

	Crude Oil (millions of barrels)	Natural Gas (billion cubic feet)	Combined (millions of barrels of oil equivalent)
Proved Developed and Undeveloped Reserves			
Reserves as of December 31, 1999	10,999.4	24,602.3	15,099.8
Revisions of previous estimates	138.3	339.6	194.9
Extensions and discoveries	296.4	8,237.5	1,669.3
Improved recovery	362.9	0.0	362.9
Production for the year	-765.2	-646.8	-873.0
Reserves as of December 31, 2000	11,031.8	32,532.6	16,453.9
Revisions of previous estimates	189.6	487.6	270.9
Extensions and discoveries	360.4	3,773.4	989.3
Improved recovery	140.8	35.8	146.7
Production for the year	-763.5	-726.8	-884.6
Reserves as of December 31, 2001	10,959.1	36,102.6	16,976.2
Proved Developed Reserves			
As of December 31, 1999	9,744.1	12,098.0	11,760.4
As of December 31, 2000	9,545.7	12,502.5	11,629.4
As of December 31, 2001	9,308.8	12,945.6	11,466.4

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

**REPORT OF INTERNATIONAL AUDITORS
TO THE SHAREHOLDERS OF
PETROCHINA COMPANY LIMITED**
(established in the People's Republic of China with limited liability)

We have audited the accompanying balance sheets of PetroChina Company Limited (the "Company") and its subsidiaries (the "Group") as of December 31, 2001 and the consolidated profit and loss account and cash flow statement of the Group for the year then ended. These financial statements set out on pages 65 to 126 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements present fairly, in all material respects, the financial position of the Company and the Group as of December 31, 2001 and of the results of operations and cash flows of the Group for the year then ended in accordance with International Accounting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, April 15, 2002

PETROCHINA COMPANY LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the Year Ended December 31, 2001
(Amounts in millions except for per share data)

	Notes	2001 RMB	2000 RMB
TURNOVER	4	238,893	241,992
OPERATING EXPENSES			
Purchases, services and other		(76,859)	(62,598)
Employee compensation costs	6	(13,992)	(14,430)
Exploration expenses, including exploratory dry holes		(7,344)	(8,680)
Depreciation, depletion and amortisation		(33,367)	(33,760)
Selling, general and administrative expenses		(20,837)	(16,649)
Employee separation costs and shut down of manufacturing assets	7	(478)	(6,579)
Taxes other than income taxes		(13,916)	(13,230)
Other income/(expense),net		117	(307)
TOTAL OPERATING EXPENSES		(166,676)	(156,233)
PROFIT FROM OPERATIONS		72,217	85,759
FINANCE COSTS			
Exchange gain		390	1,406
Exchange loss		(140)	(234)
Interest income		799	584
Interest expense	8	(4,149)	(6,048)
TOTAL FINANCE COSTS		(3,100)	(4,292)
SHARE OF PROFIT OF ASSOCIATED COMPANIES		341	584
PROFIT BEFORE TAXATION	5	69,458	82,051
TAXATION	10	(23,054)	(26,985)
PROFIT BEFORE MINORITY INTERESTS		46,404	55,066
MINORITY INTERESTS		404	165
NET PROFIT		46,808	55,231
BASIC AND DILUTED EARNINGS PER SHARE	12	0.27	0.32

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED BALANCE SHEET

As of December 31, 2001
(Amounts in millions)

	Notes	2001 RMB	2000 RMB
NON CURRENT ASSETS			
Property, plant and equipment	14	365,063	341,229
Long-term investments	15	5,436	4,784
Intangible and other assets	17	3,963	2,586
		374,462	348,599
CURRENT ASSETS			
Inventories	18	27,961	31,514
Accounts receivable	19	7,909	12,695
Prepaid expenses and other current assets	20	22,308	8,933
Notes receivable	21	2,359	2,464
Receivables under resale agreements	22	11,505	5,815
Time deposits with maturities over three months		3,253	-
Cash and cash equivalents	23	11,117	18,060
TOTAL CURRENT ASSETS		86,412	79,481
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	24	51,214	36,802
Income tax payable		5,672	9,399
Other taxes payable		8,751	7,171
Short-term borrowings	25	23,111	39,076
		88,748	92,448
NET CURRENT LIABILITIES		(2,336)	(12,967)
TOTAL ASSETS LESS CURRENT LIABILITIES		372,126	335,632
FINANCED BY:			
Share capital	26	175,824	175,824
Retained earnings		40,724	33,057
Reserves	27	76,574	64,076
Shareholders' equity		293,122	272,957
Minority interests		5,136	4,989
NON CURRENT LIABILITIES			
Long-term borrowings	25	65,484	53,341
Deferred credits and other long-term obligations		1,354	1,176
Deferred taxation	28	7,030	3,169
		73,868	57,686
		372,126	335,632

The accompanying notes are an integral part of these financial statements.

Chairman
Ma Fucai

President
Huang Yan

PETROCHINA COMPANY LIMITED
BALANCE SHEET

As of December 31, 2001
(Amounts in millions)

	Notes	2001 RMB	2000 RMB
NON CURRENT ASSETS			
Property, plant and equipment	14	261,750	244,375
Long-term investments	15	4,916	4,564
Subsidiaries	16	95,134	81,673
Intangible and other assets	17	2,952	1,822
		364,752	332,434
CURRENT ASSETS			
Inventories	18	23,844	26,434
Accounts receivable	19	6,761	11,237
Prepaid expenses and other current assets	20	26,993	15,250
Notes receivable	21	2,142	2,107
Receivables under resale agreements	22	11,406	5,763
Time deposits with maturities over three months		3,253	-
Cash and cash equivalents	23	8,152	15,055
TOTAL CURRENT ASSETS		82,551	75,846
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	24	58,266	39,936
Income tax payable		5,924	8,977
Other taxes payable		4,312	3,093
Short-term borrowings	25	21,230	36,485
		89,732	88,491
NET CURRENT LIABILITIES		(7,181)	(12,645)
TOTAL ASSETS LESS CURRENT LIABILITIES		357,571	319,789
FINANCED BY:			
Share capital	26	175,824	175,824
Retained earnings		51,824	39,251
Reserves	27	65,474	57,882
Shareholders' equity		293,122	272,957
NON CURRENT LIABILITIES			
Long-term borrowings	25	58,274	43,036
Deferred credits and other long-term obligations		1,340	1,090
Deferred taxation	28	4,835	2,706
		64,449	46,832
		357,571	319,789

The accompanying notes are an integral part of these financial statements.

Chairman
Ma Fucai

President
Huang Yan

73

PETROCHINA COMPANY LIMITED
CONSOLIDATED CASH FLOW STATEMENT

For the Year Ended December 31, 2001
(Amounts in millions)

	Notes	2001 RMB	2000 RMB
CASH FLOWS FROM OPERATING ACTIVITIES	29	84,492	104,169
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures		(51,118)	(56,759)
Acquisition of associated companies		(942)	(380)
Share of profit of associated companies		(341)	(584)
Repayment of capital by associated companies		275	278
Acquisition of available-for-sale investments		(176)	(947)
Acquisition of receivables under resale agreements		(5,690)	(4,328)
Acquisition of intangible assets		(412)	(249)
Acquisition of other non-current assets		(1,492)	(934)
Proceeds from disposal of property, plant and equipment		907	3,149
Proceeds from disposal of associated companies		225	-
Proceeds from disposal of available-for-sale investments		99	-
Dividends received		294	353
Increase in time deposits with maturities over three months		(3,253)	-
NET CASH USED FOR INVESTING ACTIVITIES		(61,624)	(60,401)
CASH FLOWS FROM FINANCING ACTIVITIES			
New short-term borrowings		23,913	26,136
Repayments of short-term borrowings		(35,134)	(37,731)
New long-term borrowings		21,255	45,198
Repayments of long-term borrowings		(13,689)	(85,462)
Principal payment on finance lease obligations		(167)	(141)
Dividends paid to minority interests		(60)	(33)
Capital contribution from minority interests		592	1,132
Cash proceeds on issue of shares		-	20,336
Distribution to CNPC(Note13(i))		-	(2,640)
Dividends paid		(26,699)	(10,381)
Change in deferred credits and other long-term obligations		178	30
NET CASH USED FOR FINANCING ACTIVITIES		(29,811)	(43,556)
(Decrease)/ increase in cash and cash equivalents		(6,943)	212
Cash and cash equivalents at beginning of year		18,060	17,848
Cash and cash equivalents at end of year		11,117	18,060

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Year Ended December 31, 2001
(Amounts in millions)

	Share Capital (Note 26)	Retained Earnings	Reserves (Note 27)	Total
	RMB	RMB	RMB	RMB
Balance at January 1, 2000	160,000	3,326	47,085	210,411
Net profit for the year ended December 31, 2000	-	55,231	-	55,231
Issue of shares (Note 26 and 27)	15,824	-	4,512	20,336
Transfer to reserves (Note 27)	-	(8,925)	8,925	-
Transfer to reserves by subsidiaries (Note 27)	-	(6,194)	6,194	-
Distribution to CNPC (Note 13)	-	-	(2,640)	(2,640)
Interim dividend (Note 13)	-	(10,381)	-	(10,381)
Balance at December 31, 2000	175,824	33,057	64,076	272,957
Net profit for the year ended December 31, 2001	-	46,808	-	46,808
Premium arising from issue of shares by an associated company	-	-	56	56
Transfer to reserves (Note 27)	-	(7,536)	7,536	-
Transfer to reserves by subsidiaries (Note 27)	-	(4,906)	4,906	-
Final dividend for 2000 (Note 13)	-	(14,473)	-	(14,473)
Interim dividend for 2001 (Note 13)	-	(12,226)	-	(12,226)
Balance at December 31, 2001	175,824	40,724	76,574	293,122

The accompanying notes are an integral part of these financial statements.

1 ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the "Company") was established in the People's Republic of China (the "PRC" or "China") on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the "Restructuring") of China National Petroleum Corporation ("CNPC") prior to the listing of the Company's shares on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited. The Company and its subsidiaries are collectively referred to as the "Group".

China National Petroleum Company (the predecessor of CNPC) was established in 1988 to take over the onshore oil and gas exploration and production entities formerly under the administration of the Ministry of Petroleum Industry and in 1998 the State Council approved a comprehensive restructuring plan for China's oil and gas industry to form CNPC.

In accordance with the restructuring agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion shares were the initial registered capital of the Company with a par value of RMB 1.00 per share.

CNPC transferred to the Company certain assets, liabilities and interests in China related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas. CNPC retained certain chemical production facilities and certain other assets, liabilities and interests relating to its remaining business and operations, as well as certain domestic and all foreign subsidiaries and joint ventures.

2 BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS"). The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In 2001 the Group adopted IAS 39 – Financial Instruments : Recognition and Measurement and the adoption of this new standard did not have a material impact on the Group's financial statements.

3 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and the subsidiaries in which the Company directly or indirectly owns more than 50 percent voting interest or otherwise has the power to exercise control over their operations. The results of operations of subsidiaries are included in the consolidated profit and loss account, and the share attributable to minority interests is excluded from the consolidated net profit. Intercompany balances and transactions have been eliminated.

Investments in subsidiaries are accounted for using the equity method in the Company's balance sheet. Equity accounting involves recognising in the profit and loss account the Company's share of the subsidiaries' profit or loss for the year. The Company's interests in the subsidiaries are carried in the balance sheet at amounts that reflect its share of the net assets of the subsidiaries and include goodwill on acquisition.

A listing of the Group's principal subsidiaries is set out in Note 16.

(b) Investments in associated companies

Associated companies are entities in which the Group holds between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control and are accounted for using the equity method. Such equity interests are carried in the balance sheet at amounts that reflect its share of the net assets of the associated companies and include goodwill on acquisition. Equity accounting involves recognising in the consolidated profit and loss account the Group's share of the profit or loss for the year of the associated companies.

Investments in associated companies are accounted for using the equity method in the Company's balance sheet.

A listing of the Group's principal associated companies is shown in Note 15.

(c) Foreign currencies

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated profit and loss account. Monetary assets and liabilities are translated at balance sheet date exchange rates .

The Group did not enter into any hedge contracts during any of the periods presented. No foreign currency exchange gains or losses were capitalised for any periods presented.

(d) Financial instruments

Financial instruments carried at the balance sheet date include cash and bank balances, investments, receivables, accounts payable, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group had no derivative financial instruments in any of the years presented.

(e) Investments

On January 1, 2001 the Group adopted IAS 39 and classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; during the year the Group did not hold any investments in this category. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current assets if their respective maturity dates are twelve months or less from balance sheet date, or in non-current assets if their respective maturity dates are more than twelve months from balance sheet date; during the year the Group did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Available-for-sale investments are not subsequently fair-valued because they do not have quoted market prices in active markets and whose fair values cannot be reliably measured. These investments are carried at cost, and are subject to review for impairments.

(Amounts in millions unless otherwise stated)

(f) Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3 (g)), are initially recorded at cost less accumulated depreciation, depletion and amortisation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at a revalued amount. Revaluations are performed by independent qualified valuers on a regular basis. As disclosed in Note 14, property, plant and equipment excluding oil and gas reserves, were revalued as of June 30, 1999.

Depreciation, depletion and amortisation to write off the cost or valuation of each asset, other than oil and gas properties, to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following useful lives for depreciation, depletion and amortisation purposes:

Land use rights	Over the land use right period of 30-50 years
Buildings	25-40 years
Plant and machinery	10-15 years
Equipment and motor vehicles	3-16 years

No depreciation is provided for construction in progress until they are completed and put in use.

Property, plant and equipment are reviewed for possible impairment by evaluating whether the carrying amount of an individual asset exceeds the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the asset and from its ultimate disposal.

Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining net profit.

Revaluation surpluses pertaining to revalued assets depreciated or disposed of are retained in the revaluation reserve and will not be available for offsetting against possible future revaluation losses.

Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the property for its intended use. Costs for planned major maintenance activities, primarily related to refinery turnarounds, are expensed as incurred except for costs of components that result in improvements and betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives, which is generally the period until the next scheduled major maintenance.

(g) Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Costs of wells with proved reserves remain capitalised. All other exploratory wells and geological and geophysical costs are expensed. The Group has no costs of unproved properties capitalised in oil and gas properties.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected production life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30 year maximum unless additional special approvals can be obtained from the State Council. Each of the Group's production licenses is renewable upon application by the Group 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred. The cost of oil and gas properties is amortised at the field level on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group's production licenses. The Group's reserve estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of these production licenses. The Group did not incur and does not anticipate to incur any material dismantlement, restoration or abandonment costs given the nature of its onshore producing activities and current PRC regulations governing such activities.

(h) Intangible assets

Expenditure on acquired patents, trademarks, technical know-hows and licenses is capitalised and amortised using the straight-line method over their useful lives, generally over 14 to 20 years. Intangible assets are not revalued. The Group does not capitalise internally generated intangible assets. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where it is considered necessary. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognised in the consolidated profit and loss account. The recoverable amount is measured as the higher of net selling price and value in use which is the present value of estimated future cash flows to be derived from continuing use of the asset and from its ultimate disposal.

(i) Leases

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of leased property or the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Property, plant and equipment acquired under finance lease are generally depreciated over the useful life of the asset as the Group usually obtains ownership of such leased assets by the end of the leased term.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on the straight-line basis over the lease term.

(j) Related parties

Related parties are corporations in which CNPC is a major shareholder and is able to exercise significant influence.

(k) Inventories

Inventories are oil products, chemical products, and materials and supplies which are stated at the lower of cost or net realisable value. Cost is determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes interest expense. Net realisable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling expenses.

(l) Provision for impairment of trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(m) Cash and cash equivalents

Cash equivalents comprise cash in hand and investments with maturities of three months or less from the time of purchase.

(n) Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; except for the portion eligible for capitalisation any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

(o) Taxation

Approval was obtained from the State Administration for Taxation to report taxable income on a consolidated basis commencing from the formation of the Company.

Deferred tax is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred tax.

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for doubtful debts, inventories and permanent diminution in value of investments. Deferred tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

The Group also incurs various other taxes which are not income taxes. "Taxes other than income taxes", which form part of the operating expenses, primarily comprise consumption tax, resource tax, urban construction tax, education surcharges and business tax.

(p) Revenue recognition

Sales are recognised upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

(q) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(r) Research and development

Research expenditure incurred is recognised as an expense. Cost incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(s) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates prescribed by the related municipal and provincial governments. The municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group. Contributions to these plans are charged to expense as incurred.

(Amounts in millions unless otherwise stated)

(t) New accounting developments

The International Accounting Standards Committee ("ISAC") has issued IAS 41 "Agriculture", effective for financial statements covering periods beginning on or after January 1, 2003. The Group does not engage in agricultural activity, therefore IAS 41 is not currently applicable to the Group.

IASC's Standing Interpretations Committee ("SIC") has recently issued SIC-27 "Evaluating the Substance of Transactions Involving the Legal Form of a Lease", SIC-28 "Business Combinations–" Date of Exchange" and Fair Value of Equity Instruments", SIC-29 "Disclosure–Service Concession Arrangements", and SIC-31 "Revenue-Barter Transactions Involving Advertising Services", effective December 31, 2001, SIC-30 "Reporting Currency-Translation from Measurement Currency to Presentation Currency" and SIC-33 "Consolidation and Equity Method–Potential Voting Rights and Allocation of Ownership Interests", effective for annual financial periods beginning on or after January 1, 2002, and SIC-32 "Intangible Assets-Web Site Costs", effective March 25, 2002. The Group has implemented SIC–27 on December 31, 2001 and the adoption of this new SIC-27 did not have a material impact on the reported financial position or results of the Group. SIC-28, SIC-29, SIC-30, SIC-31, SIC-32 and SIC-33 are not currently applicable to the Group.

4 TURNOVER

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 36.

(Amounts in millions unless otherwise stated)

5 PROFIT BEFORE TAXATION

	2001 RMB	2000 RMB
Profit before taxation is arrived at after crediting and charging of the following items:		
Crediting		
Dividend income from available-for-sale investments	123	33
Reversal of provision for diminution in value of inventories	1,160	-
Charging		
Amortisation on intangible and other assets	514	485
Auditors' remuneration	48	33
Cost of inventory (approximates cost of goods sold) recognised as expense	123,890	113,055
Depreciation on property, plant and equipment		
- owned assets	32,831	33,249
- assets under finance leases	22	26
Interest expense (Note 8)	4,149	6,048
Loss on disposal of property, plant and equipment	165	368
Operating lease rentals on land and buildings and equipment	2,996	2,536
Provision for doubtful debts	1,317	1,577
Provision for diminution in value of inventories	574	1,236
Impairment of investments	34	23
Repair and maintenance	4,235	4,883
Research and development expenditure	1,896	1,751

(Amounts in millions unless otherwise stated)

6 EMPLOYEE COMPENSATION COSTS

	2001	2000
	RMB	RMB
Wages and salaries	9,244	9,082
Social security costs	4,748	5,348
	13,992	14,430

(i) Social security costs

The amounts represent contributions to funds for staff welfare organised by the municipal and provincial governments including contribution to the retirement benefit plans (Note 30).

(ii) One time remedial payments for staff housing

The Ministry of Finance of the PRC issued several public notices and regulations during the year ended December 31, 2000 and in January 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group and will not have a material adverse effect on the results of operations of the Group or its financial position. The Group is evaluating available information and pending additional local standards and guidelines of a number of locations in which it has operations in order to determine a reliable estimate of the amounts payable to the qualifying employees and reimbursable by the state shareholder of the Group.

(Amounts in millions unless otherwise stated)

7 EMPLOYEE SEPARATION COSTS AND SHUT DOWN OF MANUFACTURING ASSETS

During the year ended December 31, 2000 the Group recorded direct charges totaling RMB 6,579 directly related to management decisions to implement group-wide productivity improvement initiatives and write-down of certain less efficient manufacturing facilities in the following segments: Exploration and Production-RMB 2,694; Refining and Marketing-RMB 1,918; Chemicals and Marketing-RMB 1,922; Natural Gas-RMB 45.

These charges included RMB 4,215 related to employee separation costs payable at the time of completion of separation procedures for approximately 52,300 employees. As of December 31, 2000, approximately 38,400 employees have been separated with payments totaling RMB 3,180. The remaining 13,900 separations were processed in 2001 at payments of RMB 1,035.

The remaining charge of RMB 2,364 related to the write-down of certain less efficient operating facilities in the refining (RMB 945) and chemical (RMB 1,419) manufacturing plants. The charge of RMB 2,364 represented the net book value of the facilities. Both the amounts of estimated dismantlement and removal costs and estimated proceeds from the sale of equipments and scrap are not expected to be significant.

During the year ended December 31,2001, in addition to the above-mentioned employee separation programme for 2000, the Group recorded another direct charge of RMB 478 for the separation of 5,900 employees.

(Amounts in millions unless otherwise stated)

8 INTEREST EXPENSE

	2001 RMB	2000 RMB
Interest on		
Bank loans		
- wholly repayable within five years	2,152	3,126
- not wholly repayable within five years	1,827	1,606
Other loans		
- wholly repayable within five years	666	1,467
- not wholly repayable within five years	130	330
Finance leases	27	27
Less: amounts capitalised	(653)	(508)
	4,149	6,048

Amounts capitalised are borrowing costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rate on such capitalised borrowings was 5.43% (2000: 5.54% to 7.94%).

9 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Details of the directors' and supervisors' emoluments are as follows:

	2001 RMB'000	2000 RMB'000
Fee for directors and supervisors	170	140
Salaries, allowances and other benefits	1,104	972
Contribution to retirement benefit scheme	23	27
	1,297	1,139

The emoluments of the directors and supervisors fall within the following bands:

	2001 Number	2000 Number
Nil – RMB 1,000,000	12	12

Fee for directors and supervisors disclosed above included RMB 107,596 yuan (2000: RMB 95,000 yuan) paid to independent non-executive directors.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2001 (2000: nil)

The five highest paid individuals in the Group for each of the two years ended December 31, 2000 and 2001 were also directors or supervisors and their emoluments are reflected in the analysis presented above.

(Amounts in millions unless otherwise stated)

The Company has adopted a share option scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which become effective on the initial public offering of the H shares of the Company on April 7, 2000. The directors, supervisors and senior executives of the Company are eligible for the scheme. 35,000,000 units of share appreciation rights were granted to the directors and supervisors and 87,000,000 units of share appreciation rights were granted to senior executives.

The rights can be exercised on or after the third anniversary of the grant, i.e. on or after April 8, 2003 up to April 7, 2008. The exercise price is the price as at the initial public offering being HK $1.28 or approximately RMB 1.36 yuan per share.

As at December 31, 2001, the liability for the units awarded under the scheme has been recognised in the financial statements. It has been calculated based on the difference between the exercise price and the market price of the shares and amounted to approximately RMB 13,000,000 yuan.

10 TAXATION

	2001 RMB	2000 RMB
PRC income tax	19,154	24,837
Deferred tax (Note 28)	3,861	1,987
Share of tax of associated companies	39	161
	23,054	26,985

In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is 33% (2000: 33%).

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	2001 RMB	2000 RMB
Profit before taxation	69,458	82,051
Tax calculated at a tax rate of 33%	22,921	27,077
Income not subject to tax	(140)	-
Expenses not deductible for tax purposes	273	-
Other	-	(92)
Tax charge	23,054	26,985

(Amounts in millions unless otherwise stated)

11 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of RMB 46,808 (2000: RMB 55,231) for the year ended December 31, 2001.

12 BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2001 have been computed by dividing net profit by the number of 175.82 billion shares issued and outstanding for the year.

Basic and diluted earnings per share for the year ended December 31, 2000 have been computed by dividing net profit by the weighted average number of 171.63 billion shares issued and outstanding for the year.

There are no dilutive potential ordinary shares.

13 DIVIDENDS

	2001	2000
	RMB	RMB
Distribution to CNPC (Note (i))	-	2,640
Interim dividend for 2000 (Note (ii))	-	10,381
Final dividend for 2000 (Note (iii))	14,473	-
Interim dividend for 2001 (Note (iv))	12,226	-
	26,699	13,021

(i) In accordance with the restructuring agreement entered into between the Company and CNPC, during the year the Company paid a distribution to CNPC of RMB 2,640 which represents the net profit for the period from October 1, 1999 to November 4, 1999 determined in accordance with the PRC accounting regulations. Accordingly, this distribution was recorded as a reduction to capital reserve (Note 27).

(ii) An interim dividend of RMB 0.059042 per share, totaling RMB 10,381, was paid on October 5, 2000.

(Amounts in millions unless otherwise stated)

(iii) At the meeting on April 23, 2001, the Board of Directors proposed a final dividend in respect of 2000 of RMB 0.082315 per share amounting to a total of RMB 14,473. The dividend payment was approved by the shareholders in the annual general meeting on June 8, 2001. This dividend payable was not accounted for in the Company's financial statements for the year ended December 31, 2000. It was paid on June 22, 2001, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2001.

(iv) As authorised by shareholders in the Annual General Meeting on June 8, 2001, the Board of Directors, in a meeting held on August 30, 2001, resolved to distribute an interim dividend in respect of 2001 of RMB 0.069535 per share amounting to RMB 12,226. This dividend was paid on October 8, 2001, and was accounted for in the shareholders' equity as a reduction of retained earnings in the year ended December 31, 2001.

(v) At the meeting on April 15, 2002, the directors proposed a final dividend in respect of 2001 of RMB 0.050272 per share amounting to a total of RMB 8,839. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as a reduction of retained earnings in the year ending December 31, 2002.

(Amounts in millions unless otherwise stated)

14 PROPERTY, PLANT AND EQUIPMENT

Group

Year Ended December 31, 2000	Land and Buildings	Oil and Gas Property	Plant and Equipment	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation							
At beginning of the year	33,654	259,370	186,796	6,865	6,112	20,722	513,519
Additions	1,938	42	2,784	328	141	54,529	59,762
Transfers	1,716	44,142	4,420	444	422	(51,144)	-
Disposals and write off	(606)	(18,480)	(11,395)	(1,583)	(2,951)	-	(35,015)
At end of the year	36,702	285,074	182,605	6,054	3,724	24,107	538,266
Accumulated depreciation							
At beginning of the year	(5,734)	(113,105)	(65,480)	(2,387)	(1,823)	-	(188,529)
Charge for the year	(2,384)	(17,716)	(10,839)	(1,591)	(745)	-	(33,275)
Disposals and write off	398	13,896	7,397	1,376	1,700	-	24,767
At end of the year	(7,720)	(116,925)	(68,922)	(2,602)	(868)	-	(197,037)
Net book value							
At end of the year	28,982	168,149	113,683	3,452	2,856	24,107	341,229
Analysis of cost or valuation							
At valuation 1999	29,315	244,687	169,080	4,635	2,125	-	449,842
At cost	7,387	40,387	13,525	1,419	1,599	24,107	88,424
	36,702	285,074	182,605	6,054	3,724	24,107	538,266
Carrying value of the fixed assets had they been stated at cost less accumulated depreciation	23,807	139,629	82,664	2,386	2,031	24,107	274,624

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in millions unless otherwise stated)

Group (continued)

Year Ended December 31, 2001	Land and Buildings	Oil and Gas Property	Plant and Equipment	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation							
At beginning of the year	36,702	285,074	182,605	6,054	3,724	24,107	538,266
Additions	1,242	733	370	160	168	58,508	61,181
Transfers	10,521	33,500	10,192	646	1,212	(56,071)	-
Disposals and write off	(632)	(14,208)	(616)	(561)	(175)	-	(16,192)
At end of the year	47,833	305,099	192,551	6,299	4,929	26,544	583,255
Accumulated depreciation							
At beginning of the year	(7,720)	(116,925)	(68,922)	(2,602)	(868)	-	(197,037)
Charge for the year	(1,888)	(18,423)	(11,415)	(564)	(563)	-	(32,853)
Disposals and write off	334	10,736	279	247	102	-	11, 698
At end of the year	(9,274)	(124,612)	(80,058)	(2,919)	(1,329)	-	(218,192)
Net book value							
At end of the year	38,559	180,487	112,493	3,380	3,600	26,544	365,063
Analysis of cost or valuation							
At valuation 1999	28,683	233,901	168,464	4,074	1,950	-	437,072
At cost	19,150	71,198	24,087	2,225	2,979	26,544	146,183
	47,833	305,099	192,551	6,299	4,929	26,544	583,255
Carrying value of the fixed assets had they been stated at cost less accumulated depreciation	33,333	156,018	85,246	2,652	2,798	26,544	306,591

95

(Amounts in millions unless otherwise stated)

Company

Year Ended December 31, 2000	Land and Buildings	Oil and Gas Property	Plant and Equipment	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation							
At beginning of the year	27,736	254,265	164,328	6,398	4,979	19,824	477,530
Transfer to a subsidiary	(7,407)	(91,614)	(17,604)	(1,673)	(383)	(1,046)	(119,727)
Additions	1,540	32	2,191	124	95	39,863	43,845
Transfers	1,026	34,935	2,908	421	384	(39,674)	-
Disposals and write off	(561)	(14,186)	(9,792)	(1,324)	(1,749)	-	(27,612)
Transfer from a subsidiary	1,188	-	8,523	268	87	463	10,529
At end of the year	23,522	183,432	150,554	4,214	3,413	19,430	384,565
Accumulated depreciation							
At beginning of the year	(5,491)	(109,901)	(61,260)	(2,285)	(1,583)	-	(180,520)
Transfers to a subsidiary	1,031	38,492	6,270	620	87	-	46,500
Charge for the year	(1,706)	(12,771)	(7,861)	(1,323)	(609)	-	(24,270)
Disposals and write off	362	10,747	6,619	1,153	1,436	-	20,317
Transfer from a subsidiary	(168)	-	(1,937)	(77)	(35)	-	(2,217)
At end of the year	(5,972)	(73,433)	(58,169)	(1,912)	(704)	-	(140,190)
Net book value							
At end of the year	17,550	109,999	92,385	2,302	2,709	19,430	244,375
Analysis of cost or valuation							
At valuation 1999	20,123	145,685	140,945	3,517	2,816	-	313,086
At cost	3,399	37,747	9,609	697	597	19,430	71,479
	23,522	183,432	150,554	4,214	3,413	19,430	384,565
Carrying value of the fixed assets had they been stated at cost less cumulated depreciation	14,236	91,299	68,678	1,591	1,997	19,430	197,231

(Amounts in millions unless otherwise stated)

Company (continued)

Year Ended December 31, 2001	Land and Buildings RMB	Oil and Gas Property RMB	Plant and Equipment RMB	Motor Vehicles RMB	Other RMB	Construction in Progress RMB	Total RMB
Cost or valuation							
At beginning of the year	23,522	183,432	150,554	4,214	3,413	19,430	384,565
Additions	1,045	663	140	152	73	44,157	46,230
Transfers	7,872	26,944	8,019	332	1,188	(44,355)	-
Disposals and write off	(363)	(12,804)	(595)	(481)	(151)	-	(14,394)
At end of the year	32,076	198,235	158,118	4,217	4,523	19,232	416,401
Accumulated depreciation							
At beginning of *the year*	(5,972)	(73,433)	(58,169)	(1,912)	(704)	-	(140,190)
Charge for the year	(1,379)	(15,174)	(8,029)	(352)	(480)	-	(25,414)
Disposals and write off	244	10,228	190	197	94	-	10,953
At end of the year	(7,107)	(78,379)	(66,008)	(2,067)	(1,090)	-	(154,651)
Net book value							
At end of the year	24,969	119,856	92,110	2,150	3,433	19,232	261,750
Analysis of cost or valuation							
At valuation 1999	19,760	135,863	140,350	3,036	2,665	-	301,674
At cost	12,316	62,372	17,768	1,181	1,858	19,232	114,727
	32,076	198,235	158,118	4,217	4,523	19,232	416,401
Carrying value of the fixed assets had they been stated at cost less cumulated depreciation	22,939	103,894	68,318	1,707	2,976	19, 232	219,066

97

(Amounts in millions unless otherwise stated)

The Group's interests in land and buildings at their net book value are analysed as follows:

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Short-term lease	370	86	139	64
Medium-term lease	29,528	22,411	17,490	17,269
Long-term lease	8,661	6,485	7,340	217
	38,559	28,982	24,969	17,550

All the land and buildings of the Group are located in the PRC.

Property, plant and equipment under finance leases at the end of year are as follows:

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Refining and marketing	88	245	88	245
Chemicals	433	433	433	433
Accumulated amortisation	(93)	(71)	(93)	(71)
	428	607	428	607

All finance leases are related to plant and equipment and generally contain purchase options at the end of the lease term. Bank borrowings are secured on properties at net book value of RMB 539 (2000: RMB 786) at December 31, 2001.

A valuation of the Group's property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers. The valuation was based on depreciated replacement costs, which will be carried out periodically in the future. The revaluation surplus was credited to revaluation reserve in shareholders' equity.

(Amounts in millions unless otherwise stated)

15 LONG-TERM INVESTMENTS

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Share of net assets of associated companies at end of year	3,992	3,003	3,703	2,746
Unlisted available-for-sale investments	1,850	2,153	1,613	2,176
	5,842	5,156	5,316	4,922
Less: Provision for diminution in value of investments	(406)	(372)	(400)	(358)
Total	5,436	4,784	4,916	4,564

Principal associated companies accounted for under equity method are:

Company Name	Country of Incorporation and Operations	Paid-up / Registered Capital	Attributable Equity Interest Held (%)	Principal Activities
Petroleum Long Champ (Group) Co., Ltd.	PRC	RMB 240	35.9	Design and construction of oil pipelines and provision of consulting services
Dalian West Pacific Petrochemical Co., Ltd.	PRC	US$ 258	22.9	Production and sale of refined and petrochemical products

Share of net loss of associated companies included in retained earnings of the Group was RMB 260 (2000: RMB 391) at December 31, 2001. Dividends received and receivable from associated companies were RMB 171 (2000: RMB 320) in 2001.

Available-for-sale investments, comprising principally unlisted equity securities. These investments are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date or unless they will need to be sold to raise operating capital.

Dividend income from available-for-sale investments was RMB 123 (2000: RMB 33) for the year ended December 31, 2001.

(Amounts in millions unless otherwise stated)

16 SUBSIDIARIES

Principal subsidiaries are:

Company Name	Country of Incorporation and Operation	Paid-up Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Principal Activities
*Daqing Oilfield Company Limited (Note)	PRC	47,500	Φ	100	Exploration, production and the sale of crude oil and natural gas; production and sale of refined products
*Jinzhou Petrochemical Co., Ltd.	PRC	788	Ψ	80.95	Production and sale of oil and chemical products
*Jilin Chemical Industrial Company Limited	PRC	3,561	Ψ	67.29	Production and sale of chemical products
*Gansu Tristar Petrochemical (Group) Co., Ltd.	PRC	183	Ψ	51.60	Trading of chemical products, electronic products, metal and construction materials
*Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	Φ	88.16	Exploration and production of crude oil and natural gas
*Liaohe Jinma Oilfield Company Limited	PRC	1,100	Ψ	81.82	Exploration, production, transportation and sale of crude oil and natural gas

Φ -- Limited liability company.

Ψ -- Joint stock company with limited liability.

* -- Subsidiaries directly held by the Company as of December 31, 2001.

Note: Daqing Oilfield Company Limited, previously operated as a branch of the Company, was incorporated on January 1, 2000. The assets and liabilities of the branch were transferred to Daqing Oilfield Company Limited on January 1, 2000 at their then carrying values.

(Amounts in millions unless otherwise stated)

17 INTANGIBLE AND OTHER ASSETS

Group

	2001			2000		
	Cost	Accumulated Amortisation	Net	Cost	Accumulated Amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents	2,063	(758)	1,305	1,776	(610)	1,166
Technical know-how	507	(175)	332	383	(97)	286
Intangible assets	2,570	(933)	1,637	2,159	(707)	1,452
Other assets	2,951	(625)	2,326	1,471	(337)	1,134
	5,521	(1,558)	3,963	3,630	(1,044)	2,586

Company

	2001			2000		
	Cost	Accumulated Amortisation	Net	Cost	Accumulated Amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents	1,654	(735)	919	1,461	(551)	910
Technical know-how	247	(41)	206	227	(29)	198
Intangible assets	1,901	(776)	1,125	1,688	(580)	1,108
Other assets	2,293	(466)	1,827	1,032	(318)	714
	4,194	(1,242)	2,952	2,720	(898)	1,822

Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by relevant government authorities. Technical know-how amounts are attributable to operational technology acquired in connection with purchase of equipment. The technical know-how costs are included as part of the purchase price by contracts and are distinguishable.

Other assets primarily consisted of long-term prepaid expenses to service providers.

(Amounts in millions unless otherwise stated)

18 INVENTORIES

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Crude oil and other raw materials	7,774	8,018	4,971	5,737
Work in progress	4,043	4,031	3,434	3,638
Finished goods	16,829	20,817	15,800	18,343
Spare parts and consumables	81	107	68	98
	28,727	32,973	24,273	27,816
Less: Provision for diminution in value of inventories	(766)	(1,459)	(429)	(1,382)
	27,961	31,514	23,844	26,434

Inventories of the Group carried at net realisable value amounted to RMB 2,228 (2000: RMB 14,378) at December 31, 2001.

No inventories were pledged as security for borrowings at December 31, 2001 and 2000.

19 ACCOUNTS RECEIVABLE

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Accounts receivable due from third parties	12,319	17,589	10,562	14,911
Less: Provision for doubtful debts	(6,207)	(5,516)	(5,200)	(4,379)
	6,112	12,073	5,362	10,532
Accounts receivable due from related parties				
- Fellow subsidiaries	1,740	-	1,359	-
- Associated companies	57	622	40	705
	7,909	12,695	6,761	11,237

Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

(Amounts in millions unless otherwise stated)

The aging analysis of accounts receivable at December 31, 2001 is as follows:

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Within 1 year	5,945	10,050	4,692	7,530
Between 1 to 2 years	924	1,418	692	1,259
Between 2 to 3 years	1,091	1,221	942	1,055
Over 3 years	6,156	5,522	5,635	5,772
	14,116	18,211	11,961	15,616

In year 2001, the Group offers its customers the credit terms of no more than 180 days, except for certain selected customers.

20 PREPAID EXPENSES AND OTHER CURRENT ASSETS

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Other receivables	11,774	11,599	9,934	11,817
Less: Provision	(4,551)	(4,926)	(2,575)	(3,730)
	7,223	6,673	7,359	8,087
Amounts due from CNPC	4,536	-	4,536	-
Amounts due from fellow subsidiaries	8,418	-	5,702	-
Amounts due from subsidiaries	-	-	7,796	5,438
Advances to suppliers	1,536	1,881	1,200	1,180
Prepaid expenses	260	246	174	184
Other current assets	335	133	226	361
	22,308	8,933	26,993	15,250

Other receivables consist primarily of taxes other than income taxes refund receivable, subsidies receivable, and receivables for the sale of materials and scrap.

Amounts due from CNPC and fellow subsidiaries are interest-free, unsecured and repayable in accordance with normal commercial terms.

21 Notes Receivable

Notes receivable represents mainly the bills of acceptance issued by banks for sales of goods and produces. All notes receivable are due within one year.

12

(Amounts in millions unless otherwise stated)

22 Receivables under resale agreements

Securities purchased under agreements to resell ('resale agreements') are recorded as receivables under resale agreements. The difference between purchase and resell price is treated as interest and accrued over the life of resale agreements using the effective yield method.

Resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus interest accrued. The underlying collaterals are principally the PRC government bonds.

23 CASH AND CASH EQUIVALENTS

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Cash at bank and in hand	11,117	18,060	8,152	15,055

The weighted average effective interest rate on bank deposits was 2.88% (2000: 2.96%) for the year ended December 31, 2001.

24 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Trade payables	4,439	4,697	3,842	3,617
Advances from customers	2,826	2,445	2,374	2,038
Salaries and welfare payable	3,418	3,008	2,833	2,492
Accrued expenses	28	33	28	33
Dividends payable by subsidiaries to minority shareholders	50	69	6	1
Interest payable	385	44	217	44
Construction fee and equipment cost payables	13,520	13,110	7,792	6,312
Payable to Sinopec	1,710	849	1,644	796
Advances from Sinopec	128	65	124	53
Other payables	8,917	8,520	7,471	4,018
Amounts due to related parties				
- CNPC	87	17	16	8
- Fellow subsidiaries	15,178	2,830	12,152	2,109
- Subsidiaries	-	-	19,290	17,492
- Associated companies	528	1,115	477	923
	51,214	36,802	58,266	39,936

Amounts due to related parties are interest-free, unsecured and repayable in accordance with normal commercial terms.

(Amounts in millions unless otherwise stated)

The aging analysis of trade payables at December 31, 2001 is as follows:

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Within 1 year	2,197	3,069	2,077	2,159
Between 1 to 2 years	1,530	1,007	1,206	849
Between 2 to 3 years	413	311	360	303
Over 3 years	299	310	199	306
	4,439	4,697	3,842	3,617

25 BORROWINGS

(a) Short-term borrowings

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Bank loans				
- secured	56	80	8	9
- unsecured	16,615	14,814	16,248	13,848
Loans from fellow subsidiaries	1,268	14,269	905	14,391
Other	13	10	8	9
	17,952	29,173	17,169	28,257
Current portion of long-term borrowings	5,159	9,903	4,061	8,228
	23,111	39,076	21,230	36,485

(Amounts in millions unless otherwise stated)

(b) Long-term borrowings

	Interest Rate and Final Maturity	Group		Company	
		2001	2000	2001	2000
		RMB	RMB	RMB	RMB
Renminbi – denominated loans:					
Bank loans for the development of oil fields and construction of refining plants	Majority variable interest rates ranging from interest free to 8.60% per annum as of December 31, 2001, with maturities through 2010	27,073	29,816	25,746	27,551
Bank loans for working capital	Majority variable interest rates ranging from interest free to 6.44% per annum as of December 31, 2001 with maturities through 2004	6,333	136	6,293	134
Loans from related parties for the development of oil fields and construction of refining plants	Majority variable interest rates ranging from 5.43% to 5.59% per annum as of December 31, 2001, with maturities through 2008	13,120	7,819	12,819	7,819
Working capital loans from related parties	Floating interest rate at 5.35% per annum as of December 31, 2001, with maturities through 2004	4,000	360	4,000	-
Working capital loans	Majority variable interest rates ranging from interest free to 6.44% per annum as of December 31, 2001, with maturities through 2002, including a loan with no fixed repayment term	313	315	6	7

(Amounts in millions unless otherwise stated)

	Interest Rate and Final Maturity	Group		Company	
		2001 RMB	2000 RMB	2001 RMB	2000 RMB
US Dollar – denominated loans:					
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.30% to 8.66% per annum as of December 31, 2001, with maturities through 2038	7,688	6,633	3,109	3,019
	Floating interest rates ranging from 1.98% to 7.60% per annum as of December 31, 2001, with maturities through 2015	2,853	9,295	2,066	6,991
Loans from related parties for the development of oil fields and construction of refining plants	Floating interest rate at LIBOR minus 0.25% per annum as of December 31, 2001, with maturities through 2005	3,633	1,473	3,633	1,473
Loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from interest free to 1.55% per annum as of December 31, 2001, with maturities through 2022	654	664	654	664
Japanese Yen - denominated loans:					
Bank loans for the development of oil fields and construction of refining plants	Majority fixed interest rates ranging from 1.88% to 5.30% per annum as of December 31, 2001, with maturities through 2022	917	1,233	511	709

107

(Amounts in millions unless otherwise stated)

	Interest Rate and Final Maturity	Group		Company	
		2001 RMB	2000 RMB	2001 RMB	2000 RMB
Euro – denominated loans:					
Bank loans for the development of oil fields and construction of refining plants	Majority fixed interest rates ranging from 1.80% to 8.50% per annum as of December 31, 2001, with maturities through 2023	792	1,088	231	485
British Pound – denominated loans:					
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rate at 2.85% per annum as of December 31, 2001, with maturities through 2007	603	741	603	741
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 5.17% per annum as of December 31, 2001, with maturities through 2011	788	893	788	893
		68,767	60,466	60,459	50,486
Debentures		1,650	2,385	1,650	385
Finance lease obligations		226	393	226	393
Total long-term borrowings		70,643	63,244	62,335	51,264
Less: Current portion of long-term borrowings		(5,159)	(9,903)	(4,061)	(8,228)
		65,484	53,341	58,274	43,036

(Amounts in millions unless otherwise stated)

Debentures were issued at fixed interest rates ranging from 4.50% to 9.00% with maturities through 2007. Other loans represent loans from independent third parties other than banks with interest rates ranging from interest free to 6.44%. Interest free loans amounted to RMB 726 (2000: RMB 868) at December 31, 2001. Interest free loans were treated as government assistance and no imputation of interest expense on such loans was recognised in the Group's consolidated financial statements.

Bank borrowings of RMB 1,697 (2000: RMB 17,712) were guaranteed by CNPC and its subsidiaries at December 31, 2001.

The Group's borrowings include secured liabilities (leases and bank borrowings) totaling RMB 284 (2000: RMB 474) at December 31, 2001. Bank borrowings are secured over certain of the Group's property, plant and equipment (see Notes 14). Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

As part of the group restructuring of CNPC in preparation for the listing of the Company's shares on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited (the "Restructuring"), the Company and CNPC agreed to the transfer of related borrowings from CNPC to the Company. Outstanding balances of the borrowings transferred from CNPC to the Company have been included in the Company's financial statements as at December 31, 2000 and 2001.

(Amounts in millions unless otherwise stated)

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Total borrowings:				
- at fixed rates	35,045	45,080	28,532	37,100
- at variable rates	53,550	47,337	50,972	42,421
	88,595	92,417	79,504	79,521
Weighted average effective interest rates:				
- bank loans	5.65%	5.94%	5.55%	5.85%
- loans from related parties	4.82%	5.33%	4.80%	5.30%
- loans from third parties	2.95%	3.07%	3.56%	3.66%
- debentures	5.32%	6.09%	5.32%	4.45%
- finance lease obligations	3.98%	8.08%	3.98%	8.08%

The carrying amounts and fair values of long-term borrowings (excluding finance lease obligations) are as follows:

	Group		Company	
	Carrying Amounts			
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Bank loans	46,259	48,942	38,559	39,630
Loans from related parties	20,753	9,652	20,452	9,292
Debentures	1,650	2,385	1,650	385
Other	1,755	1,872	1,448	1,564
	70,417	62,851	62,109	50,871

	Group		Company	
	Fair Values			
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Bank loans	46,487	49,074	38,618	39,591
Loans from related parties	20,752	9,652	20,452	9,292
Debentures	1,604	2,388	1,604	354
Other	1,573	1,505	1,246	1,197
	70,416	62,619	61,920	50,434

(Amounts in millions unless otherwise stated)

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.62% to 6.60% per annum as of December 31, 2001 depending on the type of the borrowings. The carrying amounts of short-term borrowings and finance lease obligations approximate their fair value.

Maturities of long-term borrowings (excluding finance lease obligations) at the dates indicated below are as follows:

	Group		Company	
Bank loans	**2001**	**2000**	**2001**	**2000**
	RMB	RMB	RMB	RMB
Within one year	4,832	8,852	3,841	7,939
Between one to two years	5,519	4,715	4,593	3,913
Between two to five years	24,907	18,982	22,822	16,569
After five years	11,001	16,393	7,303	11,209
	46,259	48,942	38,559	39,630

	Group		Company	
Other loans	**2001**	**2000**	**2001**	**2000**
	RMB	RMB	RMB	RMB
Within one year	223	888	116	126
Between one to two years	612	228	412	123
Between two to five years	18,947	7,373	18,947	6,874
After five years	4,376	5,420	4,075	4,118
	24,158	13,909	23,550	11,241

(Amounts in millions unless otherwise stated)

Future minimum payments on finance lease obligations at the dates indicated below are as follows:

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Within one year	112	192	112	192
Between one to two years	70	121	70	121
Between two to five years	58	139	58	139
	240	452	240	452
Future finance charges on finance lease obligations	(14)	(59)	(14)	(59)
Present value of finance lease obligations	226	393	226	393
The present value of finance lease obligations can be analysed as follows:				
- Within one year	104	163	104	163
- Between one to two	66	104	66	104
- Between two to five	56	126	56	126
	226	393	226	393

26 SHARE CAPITAL

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Registered, issued and fully paid:				
State-owned shares	158,242	158,242	158,242	158,242
H shares and ADS (each representing 100 H shares)	17,582	17,582	17,582	17,582
	175,824	175,824	175,824	175,824

As at December 31, 1999, the registered capital of the Company was RMB 160,000 consisting of 160 billion state-owned shares of RMB 1.00 each. Such shares were issued to CNPC, credited as fully paid in consideration for the transfer of the relevant assets and liabilities by CNPC in 1999.

(Amounts in millions unless otherwise stated)

On April 7, 2000, the Company completed a global initial public offering ("Global Offering") pursuant to which 17,582,418,000 shares of RMB 1.00 each, representing 13,447,897,000 H shares and 41,345,210 American Depositary Shares ("ADSs", each representing 100 H shares), were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS, respectively, for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares. The H shares and ADSs were listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange on April 7, 2000 and April 6, 2000, respectively.

The 17,582,418,000 H shares issued by the Company comprise 15,824,176,000 shares offered by the Company, and 1,758,242,000 shares offered by CNPC pursuant to an approval from China Securities Regulatory Commission to convert the state-owned shares owned by CNPC.

Shareholders' rights are governed by the PRC Company Law that requires an increase in registered capital to be approved by the shareholders in general meeting and the relevant PRC Government and regulatory authorities.

(Amounts in millions unless otherwise stated)

27 RESERVES

	Capital Reserve	Revaluation Reserve	Statutory Common Reserve Fund (Note a)	Statutory Common Welfare Fund (Note b)	Total
	RMB	RMB	RMB	RMB	RMB
Group					
Balance at January 1, 2000	(33,096)	79,945	124	112	47,085
Issue of shares	4,512	-	-	-	4,512
Transfer from retained earnings to reserves	-	-	4,694	4,231	8,925
Transfer from retained earnings to reserves by subsidiaries	-	-	4,130	2,064	6,194
Distribution to CNPC (Note 13(i))	(2,640)	-	-	-	(2,640)
Balance at December 31, 2000	(31,224)	79,945	8,948	6,407	64,076
Premium arising from issue of shares by an associated company	56	-	-	-	56
Transfer from retained earnings to reserves	-	-	3,966	3,570	7,536
Transfer from retained earnings to reserves by subsidiaries	-	-	3,305	1,601	4,906
Balance at December 31, 2001	(31,168)	79,945	16,219	11,578	76,574
Company					
Balance at January 1, 2000	(33,096)	79,945	124	112	47,085
Issue of shares	4,512	-	-	-	4,512
Transfer from retained earnings to reserves	-	-	4,694	4,231	8,925
Distribution to CNPC(Note 13(i))	(2,640)	-	-	-	(2,640)
Balance at December 31, 2000	(31,224)	79,945	4,818	4,343	57,882
Premium arising from issue of shares by an associated company	56	-	-	-	56
Transfer from retained earnings to reserves	-	-	3,966	3,570	7,536
Balance at December 31, 2001	(31,168)	79,945	8,784	7,913	65,474

(Amounts in millions unless otherwise stated)

(a) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company's registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The statutory common reserve fund shall only be used to make good previous years' losses, to expand the Company's production operations, or to increase the capital of the Company. Upon approval by a resolution of shareholders' general meeting, the Company may convert its statutory common reserve fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the reserve fund after such issue is not less than 25% of the registered capital.

(b) Pursuant to the PRC regulations and the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined under the PRC accounting regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Company's employees. This fund is non-distributable other than in liquidation. The directors have proposed to transfer 9% (2000: 9%) of the net profit, as determined under the PRC accounting regulations, for the year ended December 31, 2001 to the statutory common welfare fund.

(c) The Company's distributable reserve is the retained earnings computed under the PRC accounting regulations, which amounted to RMB 25,258 (2000: RMB 14,197) as of December 31, 2001. The distributable reserve computed under the PRC accounting regulations at December 31, 2001 had been arrived at after the accrual for the proposed final dividend in respect of year 2001 of RMB 8,839 (Note 13 (v)).

(d) As of December 31, 2001, revaluation surplus relating to depreciation and disposals amounted to approximately RMB 21,179 (2000: RMB 12,821).

(Amounts in millions unless otherwise stated)

28 DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 33%.

The movements in the deferred taxation account are as follows:

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
At beginning of year	3,169	1,182	2,706	1,382
Transfer to profit and loss account (Note 10)	3,861	1,987	2,129	1,324
At end of year	7,030	3,169	4,835	2,706

Deferred tax balances are attributable to the following items:

	Group		Company	
	2001	2000	2001	2000
	RMB	RMB	RMB	RMB
Deferred tax assets:				
Current:				
Provisions, primarily for receivables and inventories	(3,471)	(3,948)	(2,734)	(3,182)
Tax losses of subsidiaries	(111)	(116)	-	-
Non current:				
Shut-down of manufacturing assets	(643)	(759)	(500)	(616)
Other	(182)	(120)	(147)	(5)
Total deferred tax assets	(4,407)	(4,943)	(3,381)	(3,803)
Deferred tax liabilities:				
Current:				
Sales (Note (i))	4,401	4,401	4,401	4,401
Non current:				
Accelerated depreciation	7,036	3,711	3,815	2,108
Total deferred tax liabilities	11,437	8,112	8,216	6,509
Net deferred tax liabilities	7,030	3,169	4,835	2,706

(Amounts in millions unless otherwise stated)

(i) Prior to the formation of the Company in November 1999, certain units in the Exploration and Production segment were required to remit to the headquarters a portion of the proceeds arising from crude oil sales. These remittances were deductible for income tax purposes. The amounts received by the headquarters were taxable to the extent recorded as income. A portion of the remittances received by the headquarters may be deferred for determination of income tax, thus generating temporary differences between the taxes and accounting bases. Such deferral ceased to be available upon the formation of the Company.

(ii) No valuation allowances were recognised on deferred tax assets as the Company anticipated to fully realise such assets.

29 CASH FLOWS FROM OPERATING ACTIVITIES

	2001 RMB	2000 RMB
Profit before taxation	69,458	82,051
Adjustments for:		
Depreciation, depletion and amortisation	33,367	33,760
Provision for shut-down of manufacturing assets	-	2,364
Dry hole costs	3,422	4,367
Provision for doubtful debts	1,317	1,577
Provision for diminution in value of inventories, net	(586)	1,236
Provision for diminution in value of investments	34	23
Loss on disposal of property, plant and equipment	165	368
Loss on disposal of available-for-sale investments	20	-
Loss on disposal of intangible and other assets	13	-
Dividend income	(123)	(33)
Interest income	(799)	(584)
Interest expense	4,149	6,048
Changes in working capital:		
Accounts receivable and prepaid expenses and other current assets	(9,801)	18,002
Inventories	4,139	(15,148)
Payables and accrued liabilities	6,260	(5,182)
CASH GENERATED FROM OPERATIONS	111,035	128,849
Interest received	799	584
Interest paid	(4,461)	(8,692)
Income taxes paid	(22,881)	(16,572)
NET CASH PROVIDED BY OPERATING ACTIVITIES	84,492	104,169

(Amounts in millions unless otherwise stated)

30 PENSIONS

The Group participates in various retirement benefit plans organised by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates ranging from 16% to 22% of the employees' basic salary for the relevant periods. The Group currently has no additional costs for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above. Expenses incurred by the Group in connection with the retirement benefit plans were RMB1,805 (2000: RMB 1,817) for the year ended December 31, 2001.

31 FINANCIAL INSTRUMENTS

The Group holds or issues various financial instruments which expose it to credit, interest rate and foreign exchange rate risks. In addition, the Group's operations are affected by certain commodity price movements. The Group historically has not used derivative instruments for hedging or trading purposes. Such activities are subject to policies approved by the Group's senior management. Substantially all of the financial instruments the Group holds is for purposes other than trading. The Group regards an effective market risk system as an important element of the Group's treasury function and is currently enhancing its systems. A primary objective is to implement certain methodologies to better measure and monitor risk exposures.

(a) Credit risk

The carrying amounts of accounts receivable included in the balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk. Cash is placed with state-owned banks and financial institutions.

(b) Interest rate risk

The Group is exposed to the risk arising from changing interest rates. A detail analysis of the Group's borrowings, together with their respective interest rates and maturity dates, are included in Note 25.

(c) Foreign exchange rate risk

The Renminbi is not freely convertible and its value is subject to changes in the PRC Government's policies and depends to a large extent on China's domestic and international economic and political developments, as well as supply and demand in the local market. The official exchange rate for the conversion of Renminbi to US dollars has generally been stable recently. Because prices for the Group's crude oil and refined products are set generally with reference to US dollar-denominated international prices, a devaluation of the Renminbi may not have a negative impact on the Group's overall operations. Results of operations and the financial condition of the Group may also be affected by changes in the value of certain currencies other than the Renminbi in which the Group's earnings and obligations are denominated. In particular, a devaluation of the Renminbi is likely to increase the portion of the Group's cash flow required to satisfy its foreign currency-denominated obligations. On the other hand, an appreciation of the Renminbi against the US dollar may decrease the Group's revenues without a corresponding decrease in the Group's operating expenses.

(d) Commodity price risk

The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markes are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect its financial performance. The Group historically has not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2001 and 2000, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.

(e) Fair values

The carrying amounts of the following financial assets and financial liabilities approximate their fair value: cash, short-term investments, trade receivables and payables, other receivables and payables, lease obligations, short-term borrowings and floating rate long-term borrowings.

32 CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2001, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

(b) Environmental liabilities

CNPC and the Group have operated in China for many years and certain environmental problems have developed. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, that are in addition to amounts which have already been reflected in the financial statements, that will have a materially adverse effect on the financial position of the Group.

(c) Legal contingencies

The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a materially adverse effect on the financial position of the Group.

(Amounts in millions unless otherwise stated)

(d) Leasing of roads, land and buildings

According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:

- CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;
- CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and
- CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

As at December 31, 2001, CNPC has obtained formal land use right certificates in relation to 12,417 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

(Amounts in millions unless otherwise stated)

(e) Group insurance

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance cannot be reasonably estimated at present, management believes it could have a material impact on the operating results or financial position of the Group.

(f) Cost reduction measures

In addition to the employee separation program and shut-down of certain manufacturing facilities disclosed in Note 7, the Company is currently evaluating options to further streamline production facilities and implement other cost reduction measures within the next several years to further improve the operating efficiency and competitiveness of the Group. Management has not approved all significant actions to be taken to complete such plan. Management does not believe it will have a material adverse impact on the Group's financial position, but it could have a material adverse effect on the Group's results of operations.

33 COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2001 under non-cancellable operating leases are as follows:

	2001	2000
	RMB	RMB
First year	2,421	2,118
Second year	2,139	2,115
Third year	2,083	2,109
Fourth year	2,077	2,098
Fifth year	2,093	2,113
Thereafter	86,793	88,734
	97,606	99,287

Operating lease expenses for land and buildings were RMB 2,996 (2000: RMB 2,536) for the year ended December 31, 2001.

(Amounts in millions unless otherwise stated)

(b) Capital commitments

	2001 RMB	2000 RMB
Contracted but not provided for		
Oil and gas properties	539	193
Plant and equipment	54	228
Other	89	124
	682	545

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 130 (2000: RMB 126) for the year ended December 31, 2001.

Estimated annual payments in the future are as follows:

	RMB
2002	280
2003	382
2004	515
2005	618
2006 and thereafter	681

(d) Dividends

Dividends received from the Company are likely to be one of the principal sources of funding for CNPC. Subject to the relevant provisions of the PRC Company law and the Articles of Association of the Company, CNPC, as major shareholder of the Company, *may seek to influence the determination of the amount of dividends paid* by the Company with a view to satisfying its cash flow requirements including those relating to its obligations to provide supplementary social services to its employees and a limited number of third parties. The Ministry of Finance has committed to provide subsidies to enable CNPC to fund a portion of future operating shortfalls arising out of CNPC's obligation to provide social services. The directors believe that these subsidies will substantially reduce CNPC's reliance on dividends from the Company.

(Amounts in millions unless otherwise stated)

34 MAJOR CUSTOMERS

The Group's major customers are as follows:

	2001		2000	
	Revenue	% to Total Revenue	Revenue	% to Total Revenue
	RMB	%	RMB	%
Sinopec	26,046	11	36,587	15
China National Petroleum Corporation	18,628	8	23,422	10
	44,674	19	60,009	25

35 RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CNPC and has extensive transactions and relationships with members of the CNPC group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNPC is a major shareholder and is able to exercise significant influence.

CNPC itself is a state-owned enterprise. In accordance with a specific exemption in IAS-24, the Group does not accumulate or disclose transactions with other state-owned enterprises as related party transactions, other than those with other CNPC group companies and significant customers as described in Note 34.

The majority of the Group's business activities are conducted with state-owned enterprises. Sale of certain products to these state-owned enterprises are at state-prescribed prices. The Group considers that these sales are activities in the ordinary course of business and has not accumulated or disclosed such related party transactions.

(Amounts in millions unless otherwise stated)

As a result of the Restructuring, the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract (Note 32(d)) under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings, together with the headquarters, located throughout the PRC to the Company.

The term of the Comprehensive Products and Services Agreement is 10 years commencing from November 5, 1999. The products and services to be provided by the CNPC group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.

The Land Use Rights Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to members of the Company for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after the expiration of 10 years, be adjusted by agreement between the Company and CNPC.

Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years.

Prior to the establishment of the Company, allocation of costs from companies and operating units retained by CNPC primarily represented direct costs of exploration, drilling, production, construction, maintenance, procurement and other services. Following the establishment of the Company, costs are based on the terms of the agreements entered into with CNPC as described above.

(Amounts in millions unless otherwise stated)

In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and entities controlled by CNPC during the periods indicated below:

	Notes	2001 RMB	2000 RMB
Sale of goods	(a)	18,628	23,422
Fees paid for construction and technical services	(b)		
Exploration and development services	(c)	20,570	21,007
Other construction and technical services	(d)	14,592	15,453
Fees for production services	(e)	15,581	15,007
Social services charge	(f)	1,261	1,352
Ancillary service charges	(g)	2,087	2,145
Interest income	(h)	26	42
Interest expense	(i)	1,112	940
Rental expense	(j)	2,036	2,048
Commission expense and other charges	(k)	977	1,087

Notes:

(a) Represents sale of crude oil, refined and chemical products conducted principally at market prices.

(b) Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of no more than 15%, including exploration and development services and oilfield construction services.

(c) Direct costs for exploration and development services, comprise geophysical survey, drilling, well cementing, logging and well testing.

(d) The fees paid for other construction and technical services, comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

(Amounts in millions unless otherwise stated)

(e) The fees paid for production services, comprise fees for the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery.

(f) These represent expenditures for social welfare and support services which are charged at cost.

(g) Ancillary service charges represent mainly fees for property management, the provision of training centres, guesthouses, canteens, public shower rooms, etc.

(h) The Group had deposits placed with China Petroleum Finance Company Limited ("CP Finance"), a subsidiary of CNPC and a non-bank financial institution approved by the People's Bank of China, amounting to RMB 1,239 (2000: RMB 1,018) as of December 31, 2001. The deposits yield interest at prevailing saving deposit rates.

(i) The Group had unsecured short-term and long-term loans from CP Finance amounting to RMB 22,021 (2000: RMB 23,896) as of December 31, 2001 included under loans from related parties. The loans were interest bearing at market rates.

(j) Rental expenses are calculated in accordance with the lease agreements entered into between the Company and CNPC.

(k) CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(l) The Group had a 4.73% equity interest in CP Finance at a book value of RMB 85 as of December 31, 2000 and 2001.

36 SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas and crude oil , and the sale of natural gas.

In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

All assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

The accounting policies of the operating segments are the same as those described in Note 3 - "Summary of Principal Accounting Policies".

Operating segment information for the years ended December 31, 2000 and 2001 is presented below:

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in millions unless otherwise stated)

Year Ended December 31, 2000	Exploration and Production RMB	Refining and Marketing RMB	Chemicals and Marketing RMB	Natural Gas RMB	Other RMB	Total RMB
Sales and other operating revenues (including intersegment)	170,928	161,148	33,364	7,163	-	372,603
Less: Intersegment sales	(121,265)	(8,176)	(355)	(815)	-	(130,611)
Total sales and other operating revenues from external customers	49,663	152,972	33,009	6,348	-	241,992
Depreciation, depletion and amortisation	(21,354)	(5,927)	(5,728)	(624)	(127)	(33,760)
Segment result	99,375	1,746	2,004	89	(500)	102,714
Other costs	(4,232)	(10,488)	(1,934)	(75)	(226)	(16,955)
Profit from operations	95,143	(8,742)	70	14	(726)	85,759
Finance costs						(4,292)
Equity in profit of associated companies accounted for by equity method	280	143	51	-	110	584
Profit before taxation						82,051
Taxation						(26,985)
Minority interests						165
Net profit						55,231
Interest income (including intersegment)	914	490	959	70	1,234	3,667
Less: Intersegment interest income						(3,083)
Interest income from external entities						584
Interest expense (including intersegment)	(3,412)	(1,712)	(2,523)	(226)	(1,258)	(9,131)
Less: Intersegment interest expense						3,083
Interest expense to external entities						(6,048)
Segment assets	257,706	113,399	76,434	11,990	355,014	814,543
Elimination of intersegment balances						(389,466)
Investments in associated companies	809	1,364	385	5	440	3,003
Total assets						428,080
Segment capital Expenditure -for property, plant and equipment	38,654	13,227	4,104	3,214	563	59,762
Segment liabilities	92,421	61,853	52,426	7,688	83,694	298,082
Other liabilities						19,961
Elimination of Intersegment balances						(167,909)
Total liabilities						150,134

(Amounts in millions unless otherwise stated)

Year Ended December 31, 2001	Exploration and Production	Refining and Marketing	Chemicals and Marketing	Natural Gas and Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	148,277	169,534	31,776	11,321	-	360,908
Less: Intersegment sales	(110,738)	(8,436)	(462)	(2,379)	-	(122,015)
Total sales and other operating revenues from external customers	37,539	161,098	31,314	8,942	-	238,893
Depreciation, depletion and amortisation	(21,419)	(5,556)	(5,171)	(1,113)	(108)	(33,367)
Segment result	81,679	10,366	129	1,142	(378)	92,938
Other costs	(4,747)	(12,612)	(2,503)	(420)	(439)	(20,721)
Profit from operations	76,932	(2,246)	(2,374)	722	(817)	72,217
Finance costs						(3,100)
Equity in profit/(loss) of associated companies accounted for by equity method	162	38	29	(9)	121	341
Profit before taxation						69,458
Taxation						(23,054)
Minority interests						404
Net profit						46,808
Interest income (including intersegment)	1,893	1,181	493	104	4,955	8,626
Less: Intersegment interest income						(7,827)
Interest income from external entities						799
Interest expense (including intersegment)	(2,896)	(2,408)	(1,991)	(310)	(4,371)	(11,976)
Less: Intersegment interest expense						7,827
Interest expense to external entities						(4,149)

(Amounts in millions unless otherwise stated)

Year Ended December 31, 2001	Exploration and Production RMB	Refining and Marketing RMB	Chemicals and Marketing RMB	Natural Gas and Pipeline RMB	Other RMB	Total RMB
Segment assets	268,955	116,524	73,341	22,370	412,684	893,874
Elimination of intersegment balances						(436,922)
Investments in associated companies	1,194	919	590	627	592	3,922
Total assets						460,874
Segment capital expenditure - for property, plant and equipment	41,193	11,048	4,062	4,557	321	61,181
Segment liabilities	84,369	65,886	49,526	11,547	115,097	326,425
Other liabilities						21,553
Elimination of Intersegment balances						(185,362)
Total liabilities						162,616

Note (a) – Segment results for the year ended December 31, 2000 included the effect of employee separation costs and shut down of manufacturing assets (Note 7).

Note (b) – Elimination of intersegment balances are elimination of intersegment current accounts and investments.

Note (c) – Effective January 1, 2001, the results of operations, together with the corresponding assets and liabilities, of certain pipeline operations of the Group are reclassified from the Refining and Marketing Segment to the Natural Gas and Pipeline Segment to reflect the changes in the manner under which these operations are managed. The results of operations, together with the corresponding assets and liabilities, of these pipeline operations were included in the Refining and Marketing Segment in the segment information for the year ended December 31, 2000. Selected financial data of these pipeline operations as of and for the year ended December 31, 2000 are as follows:

(Amounts in millions unless otherwise stated)

Sales and other operating revenues (including intersegment)	2,506
Total sales and other operating revenues from external customers	976
Depreciation, depletion and amortisation	539
Segment result	166
Other costs	137
Profit from operations	29
Equity in profit of associated companies accounted for by equity	60
Interest income	4
Interest expense	91
Segment assets	7,789
Segment liabilities	2,653

37 ULTIMATE HOLDING COMPANY

The directors regard CNPC, a state-owned enterprise established in the PRC, as being the ultimate holding company.

38 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on April 15, 2002 and will be submitted to the shareholders for approval at the annual general meeting to be held on June 6, 2002.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED)(Amounts in millions unless otherwise stated)

Results of Operations

	Year Ended December 31,	
	2001	2000
	RMB	RMB
Sales and other operating revenues		
sales to third parties	37,539	49,663
intersegment sales	110,738	121,265
	148,277	170,928
Production costs excluding taxes	(29,224)	(31,237)
Exploration expenses	(7,344)	(8,680)
Depreciation, depletion and amortisation	(18,423)	(17,716)
Taxes other than income taxes	(4,921)	(4,758)
Profit before taxation	88,365	108,537
Taxation	(29,160)	(35,817)
Results of operations from producing activities	59,205	72,720
Profit from associated companies' results of operations from producing activities	178	174

Capitalised Costs

	Year Ended December 31,	
	2001	2000
	RMB	RMB
Property costs	-	-
Producing assets	212,526	198,266
Support facilities	92,573	86,808
Construction-in-progress	9,755	9,775
Total capitalised costs	314,854	294,849
Accumulated depreciation, depletion and amortisation	(124,612)	(116,925)
Net capitalised costs	190,242	177,924
Share of associated companies' net capitalised costs	813	772

AND PRODUCTION ACTIVITIES(UNAUDITED) (continued)(Amounts in millions unless otherwise stated)

Costs Incurred in Property Acquisitions, Exploration and Development Activities

	Year Ended December 31,	
	2001	2000
	RMB	RMB
Property acquisition costs	-	-
Exploration costs	10,146	10,856
Development costs	29,445	27,764
Total	39,591	38,620
Share of associated companies' costs of property acquisition, exploration, and development	303	100

Proved Reserve Estimates

Oil and gas proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves beyond those envisioned during the early years of a reservoir's producing life.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves, which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group's production licenses is renewable upon application by the Group 30 days prior to expiration. Oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.

Proved reserve estimates as of December 31, 2000 and 2001 were based on a report prepared by DeGolyer and MacNaughton, independent engineering consultants. These reserve estimates were prepared for each oil and gas region (as opposed to individual fields within a region) and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company's reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.

AND PRODUCTION ACTIVITIES(UNAUDITED) (continued)(Amounts in millions unless otherwise stated)

Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

	Crude Oil and Condensate (millions of barrels)	Natural Gas (billions of cubic feet)
Proved developed and undeveloped		
Reserves at January 1, 2000	10,999	24,603
Changes resulting from:		
Revisions of previous estimates	138	340
Improved recovery	363	-
Extensions and discoveries	297	8,237
Production	(765)	(647)
Reserves at December 31, 2000	11,032	32,533
Changes resulting from:		
Revisions of previous estimates	189	488
Improved recovery	141	36
Extensions and discoveries	360	3,773
Production	(763)	(727)
Reserves at December 31, 2001	10,959	36,103
Proved developed reserves at:		
December 31, 2000	9,546	12,503
December 31, 2001	9,309	12,946
Proportional interest in proved reserves of associated companies		
December 31, 2000	61	2
December 31, 2001	62	1

(136)

Standardised Measure

The following disclosures concerning the standardised measure of future cash flows from proved oil and gas reserves are presented in accordance with the US Statement of Financial Accounting Standards No. 69. The amounts shown are based on prices and costs at the end of each period, currently enacted tax rates and a 10 percent annual discount factor. Since prices and costs do not remain static, and no price or cost changes have been considered, the results are not necessarily indicative of the fair market value of estimated proved reserves, but they do provide a common benchmark which may enhance the users' ability to project future cash flows.

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the two years in the period ended December 31, 2000 and 2001 is as follows (in millions of RMB):

At December 31, 2000	
Future cash inflows	3,067,191
Future production costs	(713,176)
Future development costs	(95,226)
Future income tax expense	(693,910)
Future net cash flows	1,564,879
Discount at 10% for estimated timing of cash flows	(825,992)
Standardised measure of discounted future net cash flows	738,887
At December 31, 2001	
Future cash inflows	2,049,110
Future production costs	(695,859)
Future development costs	(50,996)
Future income tax expense	(422,453)
Future net cash flows	879,802
Discount at 10% for estimated timing of cash flows	(473,803)
Standardised measure of discounted future net cash flows	405,999

Share of associated companies' standardised measure of discounted future net cash flows

At December 31, 2000	3,979
At December 31, 2001	2,013

Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

(137)

AND PRODUCTION ACTIVITIES(UNAUDITED) (continued)(Amounts in millions unless otherwise stated)

Changes in the standardised measure of discounted net cash flows for the Group for each of the two years ended December 31, 2000 and 2001 are as follows:

	Year Ended December 31,	
	2001	2000
	RMB	RMB
CHANGES IN STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS		
Beginning of year	738,887	527,090
Sales and transfers of oil and gas produced, net of production costs	(119,053)	(139,501)
Net changes in prices and production costs and other	(539,088)	205,555
Extensions, discoveries and improved recovery	43,916	144,041
Development costs incurred	31,518	15,878
Revisions of previous quantity estimates	10,472	14,217
Accretion of discount	106,653	75,122
Net change in income taxes	132,694	(103,515)
End of year	405,999	738,887

CORPORATE INFORMATION

Directors

Ma Fucai	Chairman
*Yan Sanzhong*Vice	Chairman
Huang Yan	Vice Chairman and President
Wu Yaowen	Director
Ren Chuanjun	Director and Senior Vice President
Chen Geng	Director
Zheng Hu	Director
Gong Huazhang	Director
Wang Fucheng	Director and Vice President
Zou Haifeng	Director
Chee-Chen Tung	Independent Non-executive Director
Wu Jinglian	Independent Non-executive Director
Franco Bernabè	Independent Non-executive Director

Supervisors

Li Kecheng	Chairman of the Supervisory Committee
Lin Jingao	Supervisor
Chen Weizhong	Supervisor
Bai Xinhe	Supervisor
Sun Chongren	Supervisor
Liu Hongru	Independent Supervisor
Wu Zhipan	Independent Supervisor

Senior Management

Su Shulin	Vice President
Wang Guoliang	Chief Financial Officer and Director of the Finance Department
Shi Xingquan	Vice President in charge of the business of natural gas and pipeline
Liu Baohe	Vice President in charge of the business of exploration and production
Lin Qingshan	Vice President in charge of the business of refining and marketing
Zhang Xinzhi	Vice President in charge of the business of chemicals and marketing
Shen Pingping	Vice President in charge of scientific research
Jia Chengzao	Chief Geologist in charge of geology

Company Secretary

Li Huaiqi

Authorised Representatives

Wang Fucheng

Li Huaiqi

Company's Website

www.petrochina.com.cn

Auditors

International Auditors

PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22nd Floor
Prince's Building
Central
Hong Kong

Domestic Auditors

PriceWaterhouseCoopers Zhong Tian CPAs Limited Company
Certified Public Accountants, PRC
12th Floor Shanghai ShuiOn Plaza
333 Huai Hai Zhong Road
Shanghai 100021
PRC

Legal advisers to the Company

as to Hong Kong law:

Linklaters
10th Floor, Alexandra House
Chater Road
Central
Hong Kong

as to United States law:

Shearman & Sterling
12th Floor, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

as to PRC law:

King and Wood
Level 30, North Office Tower
Beijing Kerry Centre
1 Guang Hua Lu
Chaoyang District
Beijing 100020
PRC

Legal Address

World Tower,16 Andelu
Dongcheng District
Beijing 100011
PRC

Place of Business in Hong Kong

Unit 1808
Tower One, Lippo Centre
89 Queensway
Hong Kong

Hong Kong Share Registrar and Transfer Office

Hong Kong Registrars Limited
2nd Floor
Vicwood Place
199 Des Voeux Road Central
Hong Kong

Principal Bankers

Industrial and Commercial Bank of China
55 Fuxingmennei Avenue (Head Office)
Xicheng District
Beijing, PRC

Bank of China
1 Fuxingmennei Avenue
Xicheng District
Beijing, PRC

China Construction Bank
25 Finance Street
Xicheng District
Beijing, PRC

China Development Bank
29 Fuchengmenwai Street
Xicheng District
Beijing, PRC

Bank of Communication
Tongtai Mansion, 33 Finance Street
Xicheng District
Beijing, PRC

CITIC Industrial Bank
A27 Finance Street
Xicheng District
Beijing, PRC

Depository

The Bank of New York
Church Street Station
New York
NY 10286-1258

Places of Listing

H Shares	The Stock Exchange of Hong Kong Limited Stock Code: 857
ADSs	The New York Stock Exchange, Inc. Stock Code: PTR

Publications

As required by the United States securities laws, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission on or before June 30, 2002. The annual report on Form 20-F contains a more detailed discussion of the Company's business, operation results and financial conditions. Copies of the annual report as well as the Form 20-F, once filed with the United States Securities and Exchange Commission, will be available at:

PRC:	PetroChina Company Limited World Tower, 16 Andelu Dongcheng District Beijing 100011 PRC Tel: (8610) 8488 6270 Fax: (8610) 8488 6260
Hong Kong:	PetroChina Company Limited Unit 1808 Tower One, Lippo Centre 89 Queensway Hong Kong Tel: (852) 2899 2010 Fax: (852) 2899 2390

The United States:	The Bank of New York Church Street Station New York, NY 10286 - 1258 USA Calling from within the US: 1-888-BNY-ADRs Calling from outside the US: 610-312-5315 E-mail: shareowner-svcs@bankofny.com WebSite: http://www.adrbny.com http://www.stockbny.com

Shareholders can obtain a copy of this annual report as well as the Form 20-F, once filed with the United States Securities and Exchange Commission, through the internet address of the Company as below:

www.petrochina.com.cn

Investment Information for Reference

Please contact our Hong Kong Representative Office for investment information of the Company.

Documents Available for Inspection:

The following documents are available for inspection at the headquarters of the Company in Beijing:

1 The original 2001 Annual Report signed by the Chairman of the Board

2 The Financial Statements under the hand and seal of the Legal Representatives, the Chief Accountant and the Personnel in charge of the Accounting Department of the Company

3 The original of the Financial Report under the seal of the Auditors and under the hand and seal of the Certified Public Accountants

4 Copies of all the documentation and announcements of the Company which have been published in the newspapaers designated by the Stock Exchange of Hong Kong Limited during the period of this Annual Report

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2001

NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the "Company") for the year 2001 will be held at 9:00 a.m. on Thursday, June 6, 2002 at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing 100016, PRC, to consider the following businesses:

1 to consider and approve the Report of the Board of Directors for the year 2001;

2 to consider and approve the Report of the Supervisory Committee for the year 2001;

3 to consider and approve the Audited Financial Statements of the Company for the year 2001;

4 to consider and approve the declaration and payment of a final dividend for the year ended December 31, 2001 in the amount and in the manner recommended by the Board of Directors;

5 to consider and authorise the Board of Directors to determine the interim dividend for the year 2002;

6 to consider and approve the continuation of appointment of Pricewaterhouse-Coopers, Certified Public Accountants and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Certified Public Accountants, as the international and domestic auditors of the Company, respectively, for the year 2002 and to authorise the Directors to fix the remuneration thereof; and

7 to consider and approve other matters, if any.

April 15, 2002
By Order of the Board
Li Huaiqi
Secretary to the Board

Notes:

1. The Hong Kong annual report for the year 2001 will include the Report of the Directors for the year 2001, the Report of the Supervisory Committee for the year 2001 and the audited Financial Statements of the Company for the year 2001. The Hong Kong annual report of the Company for the year 2001 is expected to be despatched to shareholders at the addresses as shown in the register of members of the Company on or before April 30, 2002.

2. The register of members of the Company will be closed from Tuesday, May 7, 2002 to Thursday, June 6, 2002 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and State-owned shares whose names appear on the register of members of the Company at 4:00 p.m. on Monday, May 6, 2002 are entitled to attend the annual general meeting.

The address of the share registrar of the Company's H shares is:

Hong Kong Registrars Limited

2nd Floor, Vicwood Plaza

199 Des Voeux Road Central

Hong Kong

3. Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the Hong Kong annual report of the Company for the year 2001, which is expected to be despatched to shareholders on or before April 30, 2002.

4. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

5. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of State-owned shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period(Please see the attached form of proxy for the annual general meeting).

6. Shareholders who intend to attend the annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board on or before May 15, 2002 personally or by mail or fax.

7. The annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending the annual general meeting are responsible for their own transportation and accommodation expenses.

8. The address of the Secretariat of the Board is as follows:

World Tower

16 Andelu, Dongcheng District

Beijing, PRC

Postal code: 100011

Contact person: Li Huaiqi

Tel: (8610) 8488 6270

Fax: (8610) 8488 6260

中國石油天然氣股份有限公司
PETROCHINA COMPANY LIMITED